中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RUL[redacted]AL LETTER TO THE SEC

13th May, 2005

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY COURIER

SUPPL

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

- Joint Announcement dated 20th April, 2005;
- Announcement dated 27th April, 2005;
- Announcement dated 3rd May, 2005;
- Joint announcement dated 11th May, 2005;
- 2004 Annual Report;
- Circular dated 3rd May, 2005; and
- Form D2B dated 3rd May, 2005.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours faithfully,
For and on behalf of
China Strategic Holdings Limited

Jenny Chan
Secretary

Encl.

JC/DT/CSH05

File No. 82-3596

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275

NATION FIELD LIMITED

(Incorporated in the British Virgin Islands with limited liability)

WELL ORIENT LIMITED

(Incorporated in Hong Kong with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock code: 235

GROUP DRAGON INVESTMENTS LIMITED

(Incorporated in the British Virgin Islands with limited liability)

Financial adviser to Nation Field Limited

KINGSTON CORPORATE FINANCE LIMITED

Financial adviser to Hanny Holdings Limited

SOMERLEY LIMITED

Financial adviser to China Strategic Holdings Limited and Group Dragon Investments Limited

道亨證券有限公司
DaoHengSecurities Ltd.

Independent financial adviser to China Strategic Holdings Limited and Group Dragon Investments Limited

Hercules
Hercules Capital Limited

Independent financial adviser to Hanny Holdings Limited

AMS Corporate Finance Limited

(i) Group reorganisation, capital reorganisation and change of board lot size for China Strategic Holdings Limited;
(ii) possible voluntary offer for the shares in Group Dragon Investments Limited;
(iii) possible mandatory offer for the shares in China Strategic Holdings Limited;
(iv) discloseable and connected transaction for Hanny Holdings Limited regarding the disposal of 15.3% interests in China Strategic Holdings Limited;
and
(v) possible very substantial acquisition and connected transaction for Hanny Holdings Limited regarding the acquisition of interests in Group Dragon Investments Limited

China Strategic Group Reorganisation

At the request of Hanny and Paul Y, the China Strategic Board proposes to place before the China Strategic Shareholders a proposal for the China Strategic Group Reorganisation which, if approved and implemented, will result in,

(i) China Strategic continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments;

(ii) all other subsidiaries of the China Strategic Group carrying on property development and investment holding business, and all other associates of the China Strategic Group carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under the GDI Group; and

(iii) the GDI Shares, following the injection of the Distributing Business into GDI, being distributed in specie to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date on the basis of one GDI Share for one Consolidated China Strategic Share.

It is intended that subject to the fulfilment of certain conditions precedent, general offers will be made for both the Consolidated China Strategic Shares and the GDI Shares as detailed below.

The distribution in specie of the GDI Shares will be effected by way of distribution from the special capital reserve account of China Strategic of an amount equivalent to the carrying value of GDI, which will be ascertained immediately prior to completion of the China Strategic Group Reorganisation. No application will be made for the listing of the GDI Shares on the Stock Exchange or any other stock exchange.

The China Strategic Group Reorganisation is conditional on, among other things, completion of the Capital Reorganisation and the approval by the Independent China Strategic Shareholders being obtained. It is, however, not subject to completion of the Share Sale Agreement having taken place.

Capital Reorganisation

The Capital Reorganisation involves the Capital Reduction, the Subdivision and the Share Consolidation. The Capital Reduction will involve cancellation of the paid-up capital of HK$0.05 on each issued China Strategic Share and reduction in the nominal value of each issued China Strategic Share from HK$0.10 to HK$0.05. The Capital Reduction also involves the cancellation of the entire share premium account of China Strategic. The Subdivision involves the subdivision of each authorised but unissued China Strategic Share into two Reduced China Strategic Shares of HK$0.05 each. The Share Consolidation will then be implemented to consolidate every two Reduced China Strategic Shares of HK$0.05 each into one Consolidated China Strategic Share of HK$0.10.

The Capital Reorganisation is subject to fulfilment of the conditions as detailed below.

Change of board lot size

The China Strategic Board also proposes to change the board lot size for trading from 2,500 China Strategic Shares to 5,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective.

Possible voluntary offer for the GDI Shares

Subject to the approval by the Independent Hanny Shareholders of the GDI Offer and completion of the China Strategic Group Reorganisation, Somerley, on behalf of Well Orient (an indirect wholly-owned subsidiary of Hanny), will make a voluntary offer to the shareholders of GDI to acquire all the GDI Shares, other than those then owned or agreed to be acquired by Well Orient, its associates and parties acting in concert with it (but the GDI Offer will be extended to Paul Y), on the following basis:

Option 1:

For every five GDI Shares * .... one Hanny Share plus HK$1.8 in cash

Option 2:

For every five GDI Shares * .... one Hanny Bond with face value of HK$15.0

* *The GDI Shares will be issued based on the number of the Consolidated China Strategic Shares in issue on the Record Date.*

Independent China Strategic Shareholders and Paul Y can either accept Option 1 or Option 2, but not a combination of both, in respect of the GDI Offer.

Share Sale Agreement and possible mandatory offer for the China Strategic Shares

The China Strategic Board has been informed by Paul Y and Hanny that they have entered into the Share Sale Agreement with the Offeror on 10th March, 2005 pursuant to which and subject to, inter alia, the implementation of the China Strategic Group Reorganisation in full, the Offeror agreed to acquire 135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) from each of Paul Y and Hanny, which shares represent approximately an aggregate of approximately 30.6% of the issued share capital of China Strategic, for an aggregate consideration of HK$52,110,000, equivalent to HK$0.193 per China Strategic Share (or HK$0.386 per Consolidated China Strategic Share).

Subject to completion of the Share Sale Agreement, Kingston will, on behalf of the Offeror, make a mandatory cash offer to all the China Strategic Shareholders to acquire all the Consolidated China Strategic Shares, other than those held by the Offeror and parties acting in concert with it, on the following basis:

For each Consolidated China Strategic Share .... HK$0.386 in cash
(equivalent to HK$0.193 in cash
for each China Strategic Share)

The China Strategic Offer will not be extended to Paul Y and Hanny.

WARNING: THE MAKING OF BOTH THE GDI OFFER AND THE CHINA STRATEGIC OFFER ARE SUBJECT TO A NUMBER OF CONDITIONS AND ARE POSSIBILITIES ONLY. AS SUCH OFFERS MAY OR MAY NOT PROCEED, INVESTORS, PAUL Y SHAREHOLDERS, HANNY SHAREHOLDERS AND CHINA STRATEGIC SHAREHOLDERS ARE URGED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF PAUL Y, HANNY AND CHINA STRATEGIC.

Suspension and resumption of trading

At the request of Hanny, trading in the Hanny Shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of this announcement. Trading in the Hanny Shares will continue to be suspended pending the release of an announcement in relation to, among others, a major transaction regarding a subscription of a convertible note.

At the request of China Strategic, trading in the China Strategic Shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of this announcement. Application has been made by China Strategic to the Stock Exchange for resumption of trading in the China Strategic Shares with effect from 9:30 a.m. on 20th April, 2005.

THE CHINA STRATEGIC GROUP REORGANISATION

As at the date of this announcement, Hanny and Paul Y are interested in 258,819,794 China Strategic Shares (representing approximately 29.4% of China Strategic's entire issued share capital) and 258,819,795 China Strategic Shares (representing approximately 29.4% of China Strategic's entire issued share capital) respectively. At the request of Hanny and Paul Y, the China Strategic Board proposes to place before the China Strategic Shareholders a proposal for the China Strategic Group Reorganisation. Pursuant to the China Strategic Group Reorganisation, China Strategic will continue to be a public listed company with its subsidiaries concentrating on the business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments (being the Remaining Business). All other subsidiaries of the China Strategic Group carrying on property development and investment holding business, and all other associates of the China Strategic Group carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services (being the Distributed Business) will be grouped under the GDI Group and will continue to be run by the existing management of China Strategic. The GDI Shares will, following the injection of the Distributed Business into GDI, be distributed in specie to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date on the basis of one GDI Share for one Consolidated China Strategic Share.

Mechanics of the China Strategic Group Reorganisation

The China Strategic Group Reorganisation will be implemented upon the Capital Reorganisation (as detailed below) having taken effect. The China Strategic Group Reorganisation will be effected by GDI acquiring a number of subsidiaries and associated companies from China Strategic and the assignment of various intragroup loans between members of the China Strategic Group (excluding the GDI Group) and the GDI Group. The various intragroup loans to be assigned shall be determined with reference to the relevant amounts of such balances in the management accounts of the relevant investment holding subsidiaries of China Strategic as at the date of completion of the China Strategic Group Reorganisation, which loans amounted to approximately HK$734.9 million as at 30th June, 2004, the date to which the latest unaudited interim results of the China Strategic Group were made up.

GDI will pay for such acquisition and loan assignment by issuing such number of GDI Shares to China Strategic, which will result in the number of GDI Shares to be in issue equal to the number of Consolidated China Strategic Shares in issue on the Record Date. China Strategic will then distribute the received GDI Shares in specie to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date on the following basis:

For each Consolidated China Strategic Share held .... one GDI Share

The distribution in specie of the GDI Shares will be effected by distribution from the special capital reserve account of China Strategic of an amount equivalent to the carrying value of GDI, which will be ascertained immediately prior to completion of the China Strategic Group Reorganisation. Further information in this regard will be included in the China Strategic Circular.

Pursuant to the China Strategic Group Reorganisation, all the GDI Shares to be in issue on the Record Date will be distributed to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date. The GDI Shares will be allotted and issued to the China Strategic Shareholders upon completion of the China Strategic Group Reorganisation. However, if the GDI Offer proceeds, the share certificates of GDI will only be posted to the China Strategic Shareholders who do not accept the GDI Offer after the close of the GDI Offer, such that the despatch of the share certificates to the shareholders of GDI could be managed efficiently. Details of the possible GDI Offer are set out under the section headed "Possible Voluntary Offer for the GDI Shares" below. Details of the procedures of acceptance of the GDI Offer will be set out in the composite offer and response document to be issued in relation to the GDI Offer.

The GDI Shares will rank pari passu in all respects with each other. No application will be made for the listing of the GDI Shares on the Stock Exchange or any other stock exchange.

Conditions of the China Strategic Group Reorganisation

The China Strategic Group Reorganisation will be conditional upon:

(i) the passing of the necessary resolution(s) approving the China Strategic Group Reorganisation by the Independent China Strategic Shareholders;

(ii) the Capital Reorganisation having become effective;

(iii) the agreement of the China Strategic Group's bankers and other creditors, if required, to the release of guarantees by China Strategic and any of its retained subsidiaries on the obligations of GDI or its subsidiaries following the implementation of the China Strategic Group Reorganisation; and

(iv) the obtaining of any other third party consents or approvals, including all regulatory consents, required to give effect to the China Strategic Group Reorganisation.

Hanny, Paul Y, their respective associates and parties acting in concert with them, will abstain from voting on the resolution(s) approving the China Strategic Group Reorganisation. Save for condition (iv) above, none of the above conditions is capable of being waived. The resolution(s) to consider and approve the China Strategic Group Reorganisation will be taken by poll.

Group structure before and after the China Strategic Group Reorganisation

The chart below shows in summary the group and shareholding structure of China Strategic as at the date of this announcement and immediately before the implementation of the China Strategic Group Reorganisation (assuming no other changes since then):—


Public shareholders of ITC
Dr. Chan Kwok Keung, Charles
66.4%
33.6%
ITC (Note 1)
Deutsche Bank Aktiengesellschaft
Public Hanny Shareholders
49.6%
20.5%
Paul Y (Note 1)
Hanny (Note 1)
13.1%
66.4%
100% (Note 2)
29.4% (Note 2)
Well Orient
Public China Strategic Shareholders
29.4%
41.2%
China Strategic (Note 1)
Remaining Business
Distributed Business
Manufacturing and trading of battery products
Investment in securities and property
Investment in unlisted securities and loan receivables
Property development
Manufacturing and marketing of tires
Business of providing tour travel and other related services
Other business and assets and liabilities
- 80% interest in Talent Cosmos Limited
- Various listed securities in Hong Kong and overseas
- a commercial unit in Beijing Huapu International Plaza, Chaoyang District, Beijing, the PRC
- 16.4% interest in Beijing Technology Development Fund LDC
- 800,000 shares in BNI Business Network Corp.
- 1,964,636 series B preference shares in TechSpace Inc.
- 4,195,122 shares in China Vu.com Inc.
- 935,637 series D preference shares of Silicon Magic Corporation
- Loan receivables from Danwei Limited and others
- Property interests in Jing An District, Shanghai, the PRC
- Property interests in Long Shan Industrial District, Doumen District, Zhuhai City, Guangdong, the PRC
- Interest in CEL
- 11.8% interest in Wing On Travel (Holdings) Limited (Note 1)
- 22.7% interest in China Velocity Group Limited (Note 1)
- 57.3% interest in MRI
- 9.8% interest in Apex Quality Group Limited
- 194 units in Vertex Technology Fund (II) Ltd.
- Other assets and liabilities

Notes:

1. Listed on the main board of the Stock Exchange
2. Indirect interests held by wholly-owned subsidiaries

The chart below shows in summary the group and shareholding structure of China Strategic and GDI immediately after the implementation of the China Strategic Group Reorganisation (assuming no other changes since then):—


Public shareholders of ITC
Dr. Chan Kwok Keung, Charles
66.4%
33.6%
ITC (Note 1)
Deutsche Bank Aktiengesellschaft
Public Hanny Shareholders
49.6%
20.5%
13.1%
66.4%
Paul Y (Note 1)
Hanny (Note 1)
100% (Note 2)
29.4% (Note 2)
Well Orient
Public China Strategic Shareholders
29.4%
41.2%
China Strategic (Note 1)
GDI
Remaining Business
Distributed Business
Manufacturing and trading of battery products
Investment in securities and property
Investment in unlisted securities and loan receivables
Property development
Manufacturing and marketing of tires
Business of providing tour travel and other related services
Other business and assets and liabilities
– 80% interest in Talent Cosmos Limited
– Various listed securities in Hong Kong and overseas
– a commercial unit in Beijing Huapu International Plaza, Chaoyang District, Beijing, the PRC
– 16.4% interest in Beijing Technology Development Fund LDC
– 800,000 shares in BNI Business Network Corp.
– 1,964,636 series B preference shares in TechSpace Inc.
– 4,195,122 shares in China Vu.com Inc.
– 935,637 series D preference shares of Silicon Magic Corporation
– Loan receivables from Danwei Limited and others
– Property interests in Jing An District, Shanghai, the PRC
– Property interests in Long Shan Industrial District, Doumen District, Zhuhai City, Guangdong, the PRC
– Interest in CEL
– 11.8% interest in Wing On Travel (Holdings) Limited (Note 1)
– 22.7% interest in China Velocity Group Limited (Note 1)
– 57.3% interest in MRI
– 9.8% interest in Apex Quality Group Limited
– 194 units in Vertex Technology Fund (II) Ltd.
– Other assets and liabilities

Notes:

1. Listed on the main board of the Stock Exchange
2. Indirect interests held by wholly-owned subsidiaries

Financial information of the China Strategic Group

The following information is extracted from China Strategic's audited consolidated income statements for the two years ended 31st December, 2002 and 2003 and the unaudited condensed consolidated income statement for the six months ended 30th June, 2004:

	For the six months ended 30th June, 2004	For the year ended 31st December, 2003	2002
	HK$'000	*HK$'000*	*HK$'000*
Turnover	106,571	2,884,493	3,601,735
(Loss)/profit from operations	(64,308)	94,111	(527,705)
Finance costs	(9,298)	(50,712)	(109,460)
(Loss)/gain on disposal/dilution of interests in subsidiaries	(5,266)	12,344	64,193
Gain/(loss) on disposal/liquidation of interests in associates	27,881	(36,481)	14,980
Share of results of associates	(29,060)	(175,734)	(137,574)
Allowance on receivables advanced to an associate	—	(12,712)	—
Loss before taxation	(80,051)	(169,184)	(695,566)
Taxation	(761)	(10,935)	(12,250)
Minority interests	(13,734)	(9,409)	233,682
Net loss for the year	(94,546)	(189,528)	(474,134)
Loss per China Strategic Share — Basic	HK$(0.108)	HK$(0.23)	HK$(0.76)

The following information is extracted from the audited consolidated balance sheet of China Strategic as at 31st December, 2003 and the unaudited consolidated balance sheet of China Strategic as at 30th June, 2004:

	30th June, 2004	31st December, 2003
	HK$'000	*HK$'000*
Non-current assets:		
Property, plant and equipment	35,936	43,156
Goodwill	21,960	9,325
Interests in associates	614,841	823,147
Receivables — due after one year	183,345	31,286
Investments in securities	167,024	217,683
Deposit paid for acquisition of a property	46,685	—
	1,069,791	1,124,597
Current assets	917,471	1,064,647
Current liabilities	(286,514)	(161,090)
Net current assets	630,957	903,557
Minority interests	(262,535)	(250,160)
Non-current liabilities	—	(244,614)
Net assets	1,438,213	1,533,380

The unaudited consolidated net asset value of the China Strategic Group as at 30th June, 2004 was approximately HK$1,438.2 million, representing approximately HK$1.63 per China Strategic Share based on 881,595,087 China Strategic Shares in issue.

The China Strategic Board expects that the annual results of the China Strategic Group for the year ended 31st December, 2004 will be announced on 26th April 2005.

Reasons for the China Strategic Group Reorganisation

After arm's length negotiations, the Offeror has conditionally agreed to acquire the controlling stake in China Strategic upon completion of the China Strategic Group Reorganisation, which results in China Strategic and its subsidiaries concentrating on the business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments. In order to facilitate the Share Sale Agreement, Hanny and Paul Y have requested the China Strategic Board to place before the China Strategic Shareholders a proposal for the China Strategic Group Reorganisation. The China Strategic Board considers that the China Strategic Group Reorganisation offers the China Strategic Shareholders an opportunity to realise a reasonable gain on their present investment in China Strategic and also gives them flexibility to retain part of their investment in the Remaining Business if they so wish. Completion of the China Strategic Group Reorganisation is one of the conditions precedent to each of (i) the Share Sale Agreement (and, as a result, the making of the China Strategic Offer); and (ii) the GDI Offer.

China Strategic has not attempted to locate such potential buyers for the Distributed Business as it expects that it will take a long time to locate a ready buyer and negotiate the terms and conditions for such disposal in view of the significant net asset value of over HK$1,000 million of the Distributed Business as at 30th June, 2004, by which time the Offeror may have lost interest in acquiring the controlling stake of China Strategic and the China Strategic Shareholders would miss the opportunity to realise the China Strategic Shares at a premium over market price. The GDI Offer, which will be made subject to the completion of the China Strategic Group Reorganisation and approval by the Independent Hanny Shareholders, will provide an alternative to the Independent China Strategic Shareholders to invest in Hanny Shares (plus a cash element) or in the Hanny Bond. In such event, if the China Strategic Shareholders accept the GDI Offer, they will receive either one Hanny Share plus HK$1.8 in cash or one Hanny Bond for every five GDI Shares, while retaining their interests in the Remaining Business through their existing holdings in the China Strategic Shares. Where the Independent China Strategic Shareholders wish to continue to invest in the Distributed Business of the GDI Group upon completion of the China Strategic Group Reorganisation, they could choose not to accept the GDI Offer and continue to hold the GDI Shares. If the Distributed Business were disposed of to Hanny, the Independent China Strategic Shareholders will not be given the flexibility in realising or retaining their investments in the Distributed Business of the GDI Group.

The China Strategic Group Reorganisation and the GDI Offer are not conditional on completion of the Share Sale Agreement and the China Strategic Offer. Hanny has confirmed that in the event that the Share Sale Agreement is not completed and the China Strategic Offer is not extended, it will still proceed with the GDI Offer and China Strategic will therefore still proceed with the China Strategic Group Reorganisation subject to fulfilment of all the conditions precedent as set out under the section headed "Conditions of the China Strategic Group Reorganisation" above and approval by the Independent Hanny Shareholders. Hanny may seek to sell its interests in China Strategic to another purchaser which purchase may or may not lead to an offer being extended to all China Strategic Shareholders or a waiver from the general offer obligation being sought and obtained from the Executive pursuant to the Takeovers Code.

The China Strategic Board (including independent non-executive directors of China Strategic) considers that the China Strategic Group Reorganisation, the GDI Offer and the China Strategic Offer together provide alternatives for the China Strategic Shareholders either to divest all their investments in China Strategic at a premium over the market price of China Strategic Shares or to retain some or all of their investments through holding interests in China Strategic, GDI or both companies.

Save for the proposed distribution in specie of the GDI Shares pursuant to the China Strategic Group Reorganisation, China Strategic has not formulated any future dividend policy.

The China Strategic Circular containing, among other things, details of the China Strategic Group Reorganisation, the pro forma financial information on the China Strategic Group and the GDI Group after the China Strategic Group Reorganisation, a notice convening a general meeting of China Strategic, the letter of recommendation from the independent board committee of China Strategic to the Independent China Strategic Shareholders and the letter of advice from Hercules, the independent financial adviser, to the independent board committee of China Strategic and the Independent China Strategic Shareholders, will be sent to the China Strategic Shareholders as soon as practicable.

CAPITAL REORGANISATION

The China Strategic Board also proposes the Capital Reorganisation, which involves the Capital Reduction, the Subdivision and the Share Consolidation.

Capital Reduction and Subdivision

The Capital Reduction will involve the cancellation of the paid-up capital of HK$0.05 on each issued China Strategic Share and reduction in the nominal value of each issued China Strategic Share from HK$0.10 to HK$0.05. The Capital Reduction also involves the cancellation of the entire share premium account of China Strategic. The Subdivision involves the subdivision of each authorised but unissued China Strategic Share into two Reduced China Strategic Shares of HK$0.05 each.

As at the date of this announcement, the authorised share capital of China Strategic is HK$800,000,000 divided into 8,000,000,000 China Strategic Shares of HK$0.10 each, of which 881,595,087 China Strategic Shares are in issue and fully paid or credited as fully paid. On the assumption that no further China Strategic Shares will be issued after the release of this announcement and up to the effective date of the Capital Reorganisation, a credit of approximately HK$44,079,754 will arise in the books of China Strategic as a result of the cancellation of the paid-up capital of HK$0.05 on each issued China Strategic Share. Based on the unaudited accounts of China Strategic as at 30th June, 2004, a credit of approximately HK$1,900,916,000 will arise as a result of the cancellation of the entire share premium account of China Strategic. A total credit of approximately HK$1,944,995,754 will arise from the Capital Reduction and will be transferred to the special capital reserve account of China Strategic. China Strategic had an unaudited special capital reserve of approximately HK$414,881,000 as at 30th June, 2004, which amount will be increased to approximately HK$2,359,876,754 upon completion of the Capital Reduction. Such special capital reserve will then be set off against the accumulated deficit of China Strategic, which amounted to approximately HK$1,081,825,000 as at 30th June, 2004. The balance of special capital reserve account will become approximately HK$1,278,051,754 after setting off in full the accumulated deficit of China Strategic.

The distribution in specie of the GDI Shares will then be made out of the special capital reserve account of China Strategic. The exact amount of the distribution will be determined as soon as the pro forma net asset value of GDI is ascertained immediately prior to completion of the China Strategic Group Reorganisation. Further announcement will be made by China Strategic in accordance with the Listing Rules as and when appropriate in this regard.

Set out below is the issued share capital, share premium, special capital reserve and deficit position of China Strategic before and after the Capital Reorganisation:

	Issued share capital	Share premium	Special capital reserve	Deficit
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
As at 30th June, 2004	88,160	1,900,916	414,881	1,081,825
Balance upon completion of the Capital Reorganisation	44,080	—	1,278,052	—

Share Consolidation

Immediately upon the Capital Reduction and the Subdivision having become effective, the Share Consolidation will be implemented to consolidate every two Reduced China Strategic Shares of HK$0.05 each into one Consolidated China Strategic Share of HK$0.10. Fractions of Consolidated China Strategic Shares will not be issued to the China Strategic Shareholders but will be aggregated, and if possible, sold for the benefit of China Strategic.

Effect of the Capital Reorganisation

Based on China Strategic's authorised share capital of HK$800,000,000 as at the date of this announcement as represented by 8,000,000,000 China Strategic Shares, and the issued share capital of HK$88,159,508.7 as represented by 881,595,087 China Strategic Shares, upon completion of the Capital Reorganisation, the authorised share capital of China Strategic will remain at HK$800,000,000 as represented by 8,000,000,000 Consolidated China Strategic Shares, and the issued share capital will be HK$44,079,754.35 as represented by 440,797,543 Consolidated China Strategic Shares.

The Consolidated China Strategic Shares will rank pari passu in all respects with each other. Other than the expenses of approximately HK$1.8 million to be incurred in relation to the Capital Reorganisation, the implementation thereof will not alter the underlying assets, business operations, management or financial position of China Strategic or the interests or rights of the China Strategic Shareholders, save that any fractional Consolidated China Strategic Shares will not be issued to the China Strategic Shareholders but will be aggregated and sold for the benefit of China Strategic. The Capital Reorganisation itself will not have any material adverse effect on the financial position of the China Strategic Group.

Conditions of the Capital Reorganisation

The Capital Reorganisation will be conditional upon:—

(i) the passing of the necessary resolution(s) by the China Strategic Shareholders to approve the Capital Reorganisation at a general meeting of China Strategic;

(ii) the confirmation of the Capital Reduction by the Court and the registration by the Registrar of Companies in Hong Kong of an office copy of the Court order and the minute containing the particulars required under section 61 of the Companies Ordinance; and

(iii) the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Consolidated China Strategic Shares (including the Consolidated China Strategic Shares which may be issued pursuant to the exercise of options which may be granted under the share option scheme of China Strategic adopted on 4th June, 2002).

An application will be made by China Strategic to the Stock Exchange for the granting of the listing of, and permission to deal in, the Consolidated China Strategic Shares. All necessary arrangements will be made for the Consolidated China Strategic Shares to be admitted into the Central Clearing and Settlement System established and operated by Hong Kong Securities Clearing Company Limited.

Reasons for the Capital Reorganisation

China Strategic had an unaudited accumulated deficit of approximately HK$1,081.8 million as at 30th June, 2004. China Strategic is not allowed to make any distribution while the accumulated deficit remains. Based on the accumulated deficit as at 30th June, 2004, the number of China Strategic Shares in issue as at the date of this announcement and the balance of the share premium and special capital reserve as at 30th June, 2004, the accumulated deficit of China Strategic will be fully eliminated upon the Capital Reorganisation having become effective. Implementation of the Capital Reorganisation will therefore facilitate distribution in specie of the GDI Shares pursuant to the China Strategic Group Reorganisation.

The Share Consolidation will increase the market value per China Strategic Share and reduce the transaction costs for dealing in the China Strategic Shares, including charges by reference to the number of share certificates issued.

Further announcements will be made as soon as practicable in respect of the timetable for the Capital Reorganisation.

CHANGE OF BOARD LOT SIZE

At present, the China Strategic Shares are traded in board lots of 2,500. The China Strategic Board also proposes a change in the board lot for trading to 5,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective. Based on the closing price of the China Strategic Shares of HK$0.54 on the Last Trading Day and the existing board lot size of 2,500 China Strategic Shares, the prevailing board lot value is HK$1,350. On the basis of the aforesaid closing price and the new board lot size of 5,000 Consolidated China Strategic Shares, the new board lot value will be HK$5,400. The change in board lot size will result in the Consolidated China Strategic Shares being traded in a more reasonable board lot size and value.

Further announcements will be made as soon as practicable in respect of the details of arrangements of the free exchange of share certificates of China Strategic once the Capital Reorganisation and change of board lot size have become effective.

POSSIBLE VOLUNTARY OFFER FOR THE GDI SHARES

Assuming no China Strategic Shares will be issued after the date of this announcement, upon completion of the China Strategic Group Reorganisation, China Strategic will have 440,797,543 Consolidated China Strategic Shares in issue and on this basis, 440,797,543 GDI Shares will be distributed to the China Strategic Shareholders whose names appear on the register of members of China Strategic on the Record Date. Based on the shareholding structure of China Strategic as at the date of this announcement, Paul Y and Hanny will each be indirectly interested in a total of 129,409,897 GDI Shares, which will represent approximately 29.4% of the expected issued share capital of GDI. As such, the aggregate GDI Shares which will be indirectly owned by Hanny, Paul Y and their concert parties will amount to 258,819,794 GDI Shares, representing approximately 58.8% of the issued share capital of GDI upon completion of China Strategic Group Reorganisation.

As at the date of this announcement, ITC is interested in approximately 20.5% of the issued share capital of Hanny and is a substantial shareholder of Hanny. As at the date of this announcement, ITC is interested in approximately 49.6% of the issued share capital of Paul Y and is the controlling shareholder of Paul Y. Accordingly, Paul Y, an associate of ITC, is a connected person of Hanny. Given ITC's interests in Hanny and Paul Y, the GDI Offer constitutes a connected transaction for Hanny under the Listing Rules and is therefore subject to the approval of the Independent Hanny Shareholders. Depending on the pro forma financial information of the GDI Group after completion of the China Strategic Group Reorganisation, the GDI Offer may also constitute a very substantial acquisition for Hanny.

Given that the GDI Shares will not be listed on the Stock Exchange upon completion of the China Strategic Group Reorganisation, the directors of Hanny consider that it is appropriate to provide the Independent China Strategic Shareholders with an opportunity to realise their investments in GDI by making the GDI Offer. Subject to the approval by the Independent Hanny Shareholders of the GDI Offer and completion of the China Strategic Group Reorganisation, Somerley will, on behalf of Well Orient (an indirect wholly-owned subsidiary of Hanny), make a voluntary offer to the shareholders of GDI to acquire all the GDI Shares, other than those then owned or agreed to be acquired by Well Orient, its associates and parties acting in concert with it (but the GDI Offer will be extended to Paul Y), on the terms to be set out in the composite offer and response document in relation to the GDI Offer and the accompanying form of acceptance and transfer on the following basis:

Option 1:

For every five GDI Shares* .... one Hanny Share plus HK$1.8 in cash

Option 2:

For every five GDI Shares* .... one Hanny Bond with face value of HK$15.0

* *The GDI Shares will be issued based on the number of the Consolidated China Strategic Shares in issue on the Record Date.*

Independent China Strategic Shareholders and Paul Y can either accept Option 1 or Option 2, but not a combination of both, in respect of the GDI Offer.

The making of the GDI Offer is a possibility only and may or may not proceed. In the event that the GDI Offer is made, it will be an unconditional offer.

As at the date of the this announcement, Hanny has not received any indication or irrevocable commitment from either Paul Y or any Independent China Strategic Shareholders to accept or reject the GDI Offer, or as regards their choice of accepting Option 1 or Option 2.

Option 1

The new Hanny Shares under Option 1 will be issued by Hanny subject to Independent Hanny Shareholders' approval being obtained. Such new Hanny Shares, when fully paid or credited as fully paid and issued, will rank pari passu in all respects among themselves and with the existing Hanny Shares in issue and be entitled to receive all dividends and other distributions thereafter declared, made or paid.

On the Last Trading Day, the closing price of the Hanny Shares as quoted on the Stock Exchange was HK$3.7. On the basis of five GDI Shares for one Hanny Share plus HK$1.8 in cash and the aforesaid closing price of Hanny Shares, the implied value attaching to one GDI Share subject to the GDI Offer would be approximately HK$1.1.

During the six-month period up to and including the date of this announcement, the highest closing price of Hanny Shares as quoted on the Stock Exchange was HK$4.25 on 1st February, 2005 and the lowest closing price of Hanny Shares as quoted on the Stock Exchange was HK$2.575 on 13th October, 2004, whereas the average of the closing prices of the Hanny Shares as quoted on the Stock Exchange during such six-month period was HK$3.194.

Option 2

Set out below are the principal terms of the Hanny Bond to be issued under Option 2:

Principal amount	The Hanny Bond will be issued in denominations of HK$15.0 each. The aggregate number and value of Hanny Bond that will ultimately be issued by Hanny under the GDI Offer will be ascertained upon the close of the GDI Offer.
Maturity Date	On the fifth anniversary from the date of issue. Save with the prior approval of the holders of Hanny Bonds holding 75% or more of the principal amount of the Hanny Bonds then outstanding, Hanny may not redeem any part of the Hanny Bond prior to the Maturity Date. Unless previously converted, the Hanny Bond will be redeemed on the Maturity Date at the principal amount of the Hanny Bond with all accrued interest which has not been paid previously.
Transferability	The Hanny Bond shall be transferable at all times in integral multiples of HK$30,000.
Listing	No application will be made for the listing of, or permission to deal in, the Hanny Bond on the Stock Exchange or any other stock exchange, but listing application will be made for the Hanny Conversion Shares to be allotted and issued pursuant to the Conversion.
Voting	The holder of the Hanny Bond will not be entitled to attend or vote at any general meetings of Hanny by reason only of it being a holder of the Hanny Bond.
Interest	The Hanny Bond will bear interest from the date of the issue at the rate of 2% per annum on the outstanding principal amount of the Hanny Bond. The interest will be payable by Hanny annually in arrears on the day immediately preceding each anniversary of the date of the issue. The first payment of interest shall be made on the date falling on the day immediately preceding the first anniversary after the date of issue.
Conversion period	After the date of the issue, the holder of the Hanny Bond has the right to convert the whole or part of the principal amount of the Hanny Bond into Hanny Conversion Shares at any time up to and including the date falling 14 days prior to the Maturity Date.
Conversion price	The Hanny Bond can be converted into Hanny Conversion Shares at the initial conversion price of HK$9.0 per Hanny Conversion Share (subject to adjustments in accordance with the terms of the Hanny Bond) during the conversion period as stated above.

The conversion price of HK$9.0 per Hanny Conversion Share represents:

— a premium of 143.2% over the closing price of HK$3.7 per Hanny Share as quoted on the Stock Exchange on the Last Trading Day;

— a premium of 136.2% over the average closing price of HK$3.810 per Hanny Share for the last ten consecutive trading days up to and including the Last Trading Day;

— a premium of 129.4% over the average closing price of HK$3.923 per Hanny Share for the last thirty consecutive trading days up to and including the Last Trading Day;

— a discount of 8.2% to the unaudited consolidated net asset value of the Hanny Group of HK$9.8 per Hanny Share as at 30th September, 2004 based on the unaudited consolidated net asset value of approximately HK$1,827.2 million and 186,533,202 issued Hanny Shares as at 30th September, 2004; and

— a premium of 3.4% over the adjusted unaudited consolidated net asset value of HK$8.7 per Hanny Share on the basis of the 223,628,412 Hanny Shares in issue as at the date of this announcement and taking into account (i) the unaudited consolidated net asset value of Hanny of HK$1,827.2 million as at 30th September, 2004; and (ii) the placing of Hanny Shares completed in December 2004 (details of which were set out in the announcement of Hanny dated 23rd November, 2004).

The conversion price is subject to adjustments from time to time in accordance with the provisions set out in the Hanny Bond instrument including, among other things, (i) Hanny Shares having become of a different nominal amount by reason of any consolidation or subdivision; (ii) issue of new Hanny Shares by capitalisation of profit or reserves; (iii) capital distribution; (iv) rights issue; (v) grant of option or warrants to subscribe for new Hanny Shares and (vi) such other events which may have a dilutive effect on the interest of the holder of Hanny Bond.

Hanny Conversion Shares	The Hanny Conversion Shares to be issued upon Conversion will, when issued and allotted, rank pari passu in all respects with all the Hanny Shares then in issue and be entitled to all dividends and other distributions the record date of which falls on a date on or after the date of the conversion notice.
Certificates	Every China Strategic Shareholder accepting the GDI Offer under Option 2 will receive one certificate representing his aggregate holding of the Hanny Bond to which he is entitled.

The detailed terms of the Hanny Bond will be included in the composite offer and response document in relation to the GDI Offer to be despatched to China Strategic Shareholders. Further announcement will be made by Hanny regarding the aggregate number and value of Hanny Bond and the relevant number of the Hanny Conversion Shares that will be issued by Hanny under the GDI Offer upon the close of the GDI Offer.

On the basis of five GDI Shares for one Hanny Bond with face value of HK$15.0, the implied value of the Hanny Bond attaching to one GDI Shares subject to the GDI Offer would be HK$3.0.

The GDI Shares subject to the GDI Offer will be acquired by Hanny with the right to receive all dividends and distributions declared, paid or made on or after the date of the issue of the GDI Shares and free from all third party rights.

As at the date of this announcement, GDI has no outstanding securities, options or warrants which are convertible into or which confers rights to require the issue of GDI Shares.

Since GDI is a company incorporated in the BVI and its register of members is located there, no transfer duty is payable on any transfer of the GDI Shares.

The offer price for the GDI Shares under Option 1 has been determined after taking into account the estimated consolidated net tangible asset value of GDI upon completion of the China Strategic Group Reorganisation and the market performance of the China Strategic Shares and Hanny Shares prior to suspension in trading of such shares on 8th March, 2005.

The offer price for the GDI Shares under Option 2 has been determined after taking into account the estimated consolidated net tangible assets of GDI upon completion of the China Strategic Group Reorganisation.

On the basis that 440,797,543 GDI Shares are expected to be in issue upon completion of the China Strategic Group Reorganisation, the GDI Offer values the entire issued share capital of GDI at approximately HK$484.9 million for Option 1 and at approximately HK$1,322.4 million for Option 2, respectively. Assuming completion of the China Strategic Group Reorganisation and based on 129,409,897 GDI Shares to be beneficially owned by Well Orient, 311,387,646 GDI Shares (representing approximately 70.6% of the share capital of GDI expected to be in issue) will be subject to the GDI Offer and such GDI Shares are valued at approximately HK$342.5 million under Option 1 and HK$934.2 million under Option 2, respectively.

Hanny will finance the cash consideration in the aggregate amount of approximately HK$112.1 million under Option 1 by facilities granted by two securities houses, each of which is a third party independent of Hanny and its connected persons (as defined in the Listing Rules). Somerley, the financial adviser to Hanny, is satisfied that sufficient financial resources are available to Well Orient to satisfy full acceptance of the GDI Offer.

As at the date of this announcement, none of the China Strategic Shareholders has undertaken or notified Well Orient of an intention to accept or reject the GDI Offer.

Well Orient does not intend to avail itself of any compulsory acquisition or redemption provisions under the applicable laws in BVI, but reserves the right to do so. Further announcement will be made in the event that Well Orient decides to avail itself to such compulsory acquisition or redemption provisions.

GDI is a wholly-owned subsidiary of China Strategic. As at the date of this announcement, the board of directors of GDI comprises all the executive and alternate directors of China Strategic. The directors of Well Orient are Dr. Yap, Allan and Mr. Lui Siu Tsuen, Richard.

Save for its entitlements to receive GDI Shares pursuant to the China Strategic Group Reorganisation, neither Well Orient nor any parties acting in concert with it holds any securities of GDI. Neither Well Orient nor any parties acting in concert with it had dealt in the securities of GDI during the six-month period immediately preceding 15th October, 2004, being the date of commencement of the offer period as defined in the Takeovers Code. Neither the Offeror nor any parties acting in concert with it held any securities of GDI or had dealt in the securities of GDI during the six-month period immediately preceding 15th October, 2004.

As all the four executive directors of Hanny are also executive directors (or alternates to executive directors) of China Strategic and GDI, the directors of Hanny may be faced with a conflict of interest in considering the making of the GDI Offer and the terms thereof. For the purpose of Rule 2.4 of the Takeovers Code, the board of Hanny has obtained independent advice from AMS, an independent financial adviser, who in principle is of the view that the making of the GDI Offer is in the interests of the Hanny Shareholders as a whole. The final form of AMS's opinion, including the basis of the opinion and factors considered, will be provided in writing and included in the Hanny Circular.

Information on Hanny

The Hanny Group is principally engaged in the trading of computer related products, consumer electronic products which comprise the manufacturing, distribution and marketing of data storage media (primarily floppy disks, CD-R, CD-RW and DVD), the distribution and marketing of computer accessories and storage media drives, scanners, audio and video cassettes, minidiscs, household electronic products and telecommunication accessories and securities trading. The Hanny Group also made strategic investments in information technology, supply of household consumer products and other businesses. Hanny itself is an investment holding company.

The following table sets out a summary of the audited consolidated results of the Hanny Group for the two years ended 31st March, 2003 and 2004 and unaudited consolidated results for the six months ended 30th September, 2004:

	For the six months ended 30th September,	For the year ended 31st March,	
	2004	2004	2003
	HK$'000	*HK$'000*	*HK$'000*
Turnover	2,722,355	5,009,930	4,162,804
Gross profit	564,584	1,088,088	914,035
Profit (loss) before income tax	53,820	121,639	(570,474)
Profit (loss) for the period/year	(25,032)	13,300	(648,620)

The following table sets out a summary of the audited consolidated balance sheet of the Hanny Group as at 31st March, 2003 and 2004 and unaudited consolidated balance sheet as at 30th September, 2004:

	As at 30th September,	As at 31st March,	
	2004	2004	2003
	HK'000	*HK$'000*	*HK$'000*
Non-current assets	1,526,718	1,643,529	1,604,463
Current assets	1,966,390	2,299,707	1,663,268
Current liabilities	(1,242,140)	(1,653,951)	(1,185,858)
Net current assets	724,250	645,756	477,410
Non-current liabilities	(10,456)	(10,947)	(177,708)
Minority interests	(413,290)	(405,157)	(174,598)
Capital and reserves	1,827,222	1,873,181	1,729,567

On the basis of 223,628,412 Hanny Shares in issue as at the date of this announcement and taking into account (i) the unaudited consolidated net asset value of the Hanny Group of HK$1,827.2 million as at 30th September, 2004 and; (ii) the placing of Hanny Shares completed in December 2004 (details of which were set out in the announcement of Hanny dated 23rd November, 2004), the adjusted unaudited consolidated net asset value is approximately HK$8.7 per Hanny Share.

As at the date of this announcement, Hanny has outstanding options to subscribe for an aggregate of 21,800,000 Hanny Shares granted to it directors and employees of which (i) outstanding options to subscribe for 9,000,000 Hanny Shares were granted under the old share option scheme adopted on 21st August, 2001 and terminated on 17th March, 2003; and (ii) outstanding options to subscribe for 12,800,000 Hanny Share were granted under the new share option scheme adopted on 17th March, 2003. Apart from these and the Hanny Bond that may be issued under the GDI Offer, Hanny does not have any other outstanding options, warrants or other convertible securities which carry rights to subscribe for Hanny Shares.

Financial effect of the GDI Offer on Hanny

Details of the financial information of GDI including, among other things, the accountant's report of GDI containing the combined income statement and the combined cash flow statement for the three years ended 31st December, 2002, 2003 and 2004, the combined balance sheet as at 31st December, 2002, 2003 and 2004, together with the respective notes following the injection of the Distributed Business by China Strategic will be disclosed in detail in the Hanny Circular.

Accordingly, the financial effect of the GDI Offer on Hanny could not be ascertained as at the date of this announcement and such information will be included in the Hanny Circular and the composite offer and response document in relation to the GDI Offer.

Intentions of Hanny regarding GDI

GDI was incorporated in the BVI with limited liability. Upon completion of the China Strategic Group Reorganisation, GDI's principal activity will be investment holding and its subsidiaries will be principally engaged in the Distributed Business. It is the intention of Hanny that the GDI Group will not conduct any business other than the Distributed Business or hold any other assets other than those assets related to the Distributed Business which would be inherited from the China Strategic Group Reorganisation, unless prior approval from its shareholders has been obtained. The board of directors of GDI intends not to dispose of any assets of the GDI Group upon completion of the GDI Offer. It is the intention of Hanny that it will not inject any asset into GDI or propose the board of directors of GDI to authorise the disposal of any assets or make changes to the principal business of the GDI Group. Interests of the shareholders of GDI will be safeguarded by the articles of association of GDI, which will contain provisions comparable to the rules governing connected transactions and notifiable transactions contained in the Listing Rules, so that certain transactions will be subject to independent shareholders' approval and independent advice. In particular, (a) no material related party transactions may be entered into by the GDI Group unless they are subject to the approval of the disinterested shareholders of GDI by way of ordinary resolution in general meeting, the notice convening which is accompanied by a circular containing the advice of independent financial adviser, or are transactions on normal commercial terms in the ordinary and usual course of business of GDI Group; and (b) any transaction involving disposal or acquisition of assets with an aggregate value of more than 25% of the value of the total assets of the GDI Group as shown in the latest audited accounts may not be entered into unless approved by the shareholders of GDI by way of ordinary resolution in general meeting. In addition, no GDI Shares will be issued for cash unless they are first offered to all shareholders in proportion to their respective shareholdings in GDI. Detailed information on the articles of association of GDI will be included in the Hanny Circular and China Strategic Circular. The board of directors of GDI currently comprises all the executive and alternate directors of China Strategic, but none of the independent non-executive directors of China Strategic have been appointed as director of GDI. Upon the close of the GDI Offer, the composition of the board of directors of GDI may change. If GDI remains a public company upon the close of the GDI Offer, it will appoint three independent non-executive directors and it will still be subject to the provisions of the Takeovers Code. Further announcement will be made in this regard as and when appropriate.

No new listing application will be made for the GDI Shares on the Stock Exchange or any other stock exchange.

Details of the financial information of GDI including, among other things, the accountant's report of GDI containing the combined income statement and the combined cash flow statement for the three years ended 31st December, 2002, 2003 and 2004, the combined balance sheet as at 31st December, 2002, 2003 and 2004, together with the respective notes following the injection of the Distributed Business by China Strategic will be disclosed in detail in the China Strategic Circular, the Hanny Circular and in the composite offer and response document in respect of the GDI Offer to be despatched in accordance with the requirements of the Takeovers Code.

SHARE SALE AGREEMENT

Hanny and Paul Y entered into the Share Sale Agreement with the Offeror on 10th March, 2005, the principal terms of which are as follows:—

Vendors: Paul Y and Hanny

Purchaser: Offeror

Subject matter of the sale and purchase:

(i) Paul Y Sale Shares, being 135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) held by a wholly-owned subsidiary of Paul Y, representing approximately 15.3% of the issued share capital of China Strategic or Paul Y's 52.2% equity interest in China Strategic as at the date of the Share Sale Agreement; and

(ii) Hanny Sale Shares, being 135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) held by Well Orient, representing approximately 15.3% of the issued share capital of China Strategic or Hanny's 52.2% equity interest in China Strategic as at the date of the Share Sale Agreement.

Given ITC is a substantial shareholder of Hanny and Paul Y is an associate of ITC, Paul Y is a connected person of Hanny. Accordingly, the Share Sale Agreement constitutes a connected transaction of Hanny under the Listing Rules and is therefore subject to the approval of the Independent Hanny Shareholders at the Hanny SGM. The Share Sale Agreement also constitutes a discloseable transaction for Hanny under the Listing Rules. The Hanny SGM will be convened by Hanny at which an ordinary resolution will be proposed to seek approval of, among other things, the Share Sale Agreement and the transactions contemplated thereunder (including but not limited to the share mortgage in the paragraph headed "Share mortgage" below). At the Hanny SGM, the votes of the Independent Hanny Shareholders in relation to the Share Sale Agreement will be taken by poll where ITC and its associates will abstain from voting.

Consideration:

Aggregate cash amount of HK$52,110,000 (HK$26,055,000 each for the Paul Y Sale Shares and Hanny Sale Shares), equivalent to approximately HK$0.193 per China Strategic Share (equivalent to HK$0.386 per Consolidated China Strategic Share). The consideration is payable as follows:—

(i) HK$5,200,000 has been paid to Paul Y and Hanny (HK$2,600,000 each) as deposits upon the signing of the Share Sale Agreement;

(ii) HK$31,277,000 will be paid to Paul Y and Hanny (HK$15,638,500 each) upon Completion; and

(iii) the remaining balance of HK$15,633,000 will be paid to Paul Y and Hanny (HK$7,816,500 each) within six calendar months after Completion.

The consideration under the Share Sale Agreement has been arrived at after arm's length negotiations, having taken into account the estimated net asset value of the China Strategic Group (before and after the China Strategic Group Reorganisation) and the market performance of the China Strategic Shares prior to suspension

of trading in the China Strategic Shares on 8th March, 2005. The proceeds of HK$26,055,000 (before expenses) from the Hanny Sale Shares will be used as general working capital for the Hanny Group.

In the event that any of the conditions of the Share Sale Agreement (as detailed below) shall not have been fulfilled or waived (as the case may be) on or before 31st December, 2005 or Completion shall not have taken place in accordance with the terms of the Share Sale Agreement for any reasons (other than by reason of a breach of the Share Sale Agreement by the Offeror), the HK$2,600,000 deposit respectively received by Paul Y and Hanny will be returned to the Offeror without interest.

Share mortgage:

The Offeror has agreed to enter into a share mortgage upon Completion in favour of Paul Y and Hanny pledging the 20,250,000 Consolidated China Strategic Shares to each of Paul Y and Hanny as security for payment of the balance of the consideration of HK$7,816,500 referred to in sub-paragraph (iii) under the section headed "Consideration" above. The charged shares, being 40,500,000 Consolidated China Strategic Shares to be acquired by the Offeror pursuant to Share Sale Agreement (representing approximately 9.2% of the issued share capital of China Strategic after the Capital Reorganisation has become effective), represent a continuing security for the due and punctual payment of the final balance of the consideration of HK$15,633,000. The share mortgage arrangement is a commercial arrangement between the Offeror, Paul Y and Hanny and has been agreed after arm's length negotiations between them. Both of the boards of Paul Y and Hanny consider the pledge by the Offeror of an aggregate of 40,500,000 Consolidated China Strategic Shares with value of HK$15,633,000 based on the selling price per China Strategic Share under the Share Sale Agreement to be sufficient as a security for the punctual payment of the balance of the consideration of HK$15,633,000 by the Offeror. As a result of the aforesaid share mortgage arrangement, Paul Y and Hanny are presumed to be parties acting in concert with the Offeror in respect of China Strategic for the purpose of the Takeovers Code unless they rebut the presumption.

Conditions:

Completion of the Share Sale Agreement is subject to:

(a) if necessary, approval by the shareholders of each of the Vendors (other than those who are required to abstain from voting under the Listing Rules) of the transactions contemplated under the Share Sale Agreement in accordance with the Listing Rules and/or Takeovers Code;

(b) completion of the due diligence review (including but not limited to legal, financial and business aspects) on China Strategic to the reasonable satisfaction of the Offeror within 15 business days from the date of the Share Sale Agreement;

(c) the China Strategic Shares (or the Consolidated China Strategic Shares) remaining listed on the Stock Exchange at all times prior to and on Completion and the current listing of the China Strategic Shares (or the Consolidated China Strategic Shares) not having been withdrawn or the trading of the China Strategic Shares (or the Consolidated China Strategic Shares) not having been suspended for a consecutive period of more than 7 trading days (other than any suspension due to the clearance of the announcement in respect of the transactions contemplated under the Share Sale Agreement) and no indication having been being received on or before the Completion Date from the Stock Exchange or the SFC to the effect that such listing may be withdrawn or objected to (or conditions will or may be attached thereto) including but not limited to as a result of Completion or being deemed as new listing pursuant to the Listing Rules (save and except for the application for listing and permission to deal in the Consolidated China Strategic Shares);

(d) the obtaining of such other consent, approval, authorisation, permission, waiver or exemption which may be required from governmental or regulatory authorities or other third parties which are necessary or desirable in connection with the performance of the Share Sale Agreement and any of the transactions contemplated thereunder;

(e) completion of the Capital Reorganisation and the China Strategic Group Reorganisation to the reasonable satisfaction of the Offeror;

(f) there being no material breach of warranties given by the Vendors under the Share Sale Agreement before Completion; and

(g) the Executive not having indicated to the Offeror that the China Strategic Offer price should be more than HK$0.193 (otherwise than due to the Offeror and its concert parties having acquired voting rights at a higher price or having voluntarily increased the offer price).

The Offeror may waive any of the conditions (b), (f) and (g) above at any time before Completion by notice in writing. If any of the above conditions shall not have been fulfilled or waived (as the case may be) on or before 31st December, 2005, the Share Sale Agreement shall be void and of no effect and no party shall have any rights or claims whether for loss or damages or other reliefs whatsoever against any of the other parties on any ground save for antecedent breaches.

As set out in the condition (e) above, completion of the China Strategic Group Reorganisation to the reasonable satisfaction of the Offeror is a condition precedent to Completion. It has been stipulated in the Share Sale Agreement that as a term of the China Strategic Group Reorganisation, the combined net asset value of the China Strategic Group should be no less than HK$110 million and the aggregate liabilities of the China Strategic Group should be no more than HK$70 million upon Completion.

Completion:

Completion is to take place on the third business day after fulfilment or waiver (as the case may be) of the conditions referred to above.

Financial effects of the disposal of Hanny Sale Shares on Hanny:

Details of the financial information of GDI and China Strategic including, among other things, the accountant's report on GDI and the pro forma financial information on the China Strategic Group after the China Strategic Group Reorganisation will be disclosed in detail in the Hanny Circular.

Accordingly, the financial effect of the disposal of Hanny Sale Shares could not be ascertained as at the date of this announcement and such information will be included in the Hanny Circular.

Reasons for the Share Sale Agreement:

As set out in the paragraph headed "Financial information of the China Strategic Group" above, the China Strategic Group had made audited net loss of approximately HK$474.1 million and HK$189.5 million for each of the two years ended 31st December, 2002 and 2003, and unaudited net loss of approximately HK$94.5 million for the six months ended 30th June, 2004. Interests in China Strategic held by Hanny are treated as associates in the accounts of Hanny. For the year ended 31st March, 2004 and six months ended 30th September, 2004, Hanny recorded a loss from the results of China Strategic of approximately HK$39.6 million and HK$27.8 million, respectively.

Given that the China Strategic Group Reorganisation is one of the conditions precedent to Completion, Hanny would upon Completion have effectively realised part of its investments in the China Strategic Group but could retain its interest in the GDI Group. Upon Completion, the interests in China Strategic held by Hanny will be reduced from approximately 29.4% to 14.0%. China Strategic will no longer be an associated company of Hanny and accordingly, Hanny will treat China Strategic as an investment in its accounts and will not equity account for China Strategic's assets, liabilities and results. In view of the loss-making history of China Strategic, the directors of Hanny consider it prudent to reduce its interests in China Strategic at this stage. However, given the Offeror's background and business connection in the PRC and the Republic of Austria as mentioned in the section headed "Background of the Offeror and its intentions regarding China Strategic" below, the directors of Hanny consider that retaining some interest in China Strategic would enable Hanny to take advantage of the future prospects of the China Strategic Group following completion of the Share Sale Agreement and the China Strategic Offer.

Upon completion of the China Strategic Group Reorganisation, two overseas listed companies, namely CEL and MRI, will become non wholly-owned subsidiaries of GDI. By making the GDI Offer, Hanny may increase its stake in GDI to the extent that GDI may become a subsidiary of Hanny. If this happens, Hanny will be in control of two overseas listed companies engaged in part of the Distributed Business. By partial disposal of interests in China Strategic as mentioned above together with the making of the GDI Offer, Hanny will be able to streamline its existing listed group structure in a way that Hanny could manage the operation of the Distributed Business in a more efficient way. The directors of Hanny believe that such streamlined group structure could allow Hanny's management to enhance the potential of the Distributed Business.

Based on the above, the directors of Hanny (including independent non-executive directors) consider that the terms of the Share Sale Agreement are on arm's length basis, fair and reasonable and are in the interests of Hanny and its shareholders as a whole.

Since the China Strategic Group Reorganisation is one of the conditions precedent to Completion, Hanny considers that it is beneficial for it and its shareholders to put forward the proposal in respect of the China Strategic Group Reorganisation to the China Strategic Board.

POSSIBLE MANDATORY OFFER FOR THE CHINA STRATEGIC SHARES

Upon Completion, the Offeror will be interested in 270,000,000 China Strategic Shares (equivalent to 135,000,000 Consolidated China Strategic Shares), representing approximately 30.63% of the entire issued share capital of China Strategic. Pursuant to the Takeovers Code, the Offeror will be obliged to make a mandatory cash offer to the China Strategic Shareholders to acquire all the Consolidated China Strategic Shares (other than those already held or agreed to be acquired by the Offeror and parties acting in concert with it). Upon Completion, (i) Paul Y will be interested in 123,819,795 China Strategic Shares (equivalent to 61,909,897 Consolidated China Strategic Shares), representing approximately 14.04% of the entire issued share capital of China Strategic; and (ii) Hanny will be interested in 123,819,794 China Strategic Shares (equivalent to 61,909,897 Consolidated China Strategic Shares), representing approximately 14.04% of the entire issued share capital of China Strategic. Upon Completion, the Offeror together with the parties acting in concert with it (including Paul Y and Hanny) will be interested in an aggregate of 517,639,589 China Strategic Shares (equivalent to 258,819,794 Consolidated China Strategic Shares), representing approximately 58.8% of the entire issued share capital of China Strategic. Save for Paul Y and Hanny (being presumed concert parties of the Offeror), as at the date of this announcement, neither the Offeror nor any parties acting in concert with it holds any securities of China Strategic. Neither the Offeror nor any parties acting in concert with it has dealt in the securities of China Strategic during the six-month period immediately preceding 15th October, 2004 being the commencement of the offer period as defined in the Takeovers Code.

Subject to Completion, Kingston will, on behalf of the Offeror, make a mandatory cash offer to all China Strategic Shareholders to acquire all the Consolidated China Strategic Shares, other than those held or agreed to be acquired by the Offeror and parties acting in concert with it, on terms to be set out in the composite offer and response document and the accompanying form of acceptance and transfer on the following basis:

For each Consolidated China Strategic Share .... HK$0.386 in cash
(equivalent to HK$0.193 in cash for each China Strategic Share)

The China Strategic Offer will not be extended to Paul Y and Hanny. The China Strategic Offer price is the same as the price per China Strategic Share (adjusted for the China Strategic Group Reorganisation) under the Share Sale Agreement, which price was fixed after taking into consideration the estimated net asset value of the China Strategic Group (before and after the China Strategic Group Reorganisation) and the market performance of the China Strategic Shares prior to suspension of trading in the China Strategic Shares on 8th March, 2005. Based on China Strategic's expected issued share capital of 440,797,543 Consolidated China Strategic Shares upon completion of the China Strategic Group Reorganisation, the China Strategic Offer values the entire issued share capital of China Strategic at approximately HK$170.1 million. Excluding the 258,819,794 Consolidated China Strategic Shares which will be held by the Offeror and parties acting in concert with it (including Paul Y and Hanny), representing approximately 58.8% of the total number of Consolidated China Strategic Shares expected to be in issue, 181,977,749 Consolidated China Strategic Shares will be subject to the China Strategic Offer and the value for the China Strategic Offer will amount to approximately HK$70.2 million. Kingston is satisfied that the Offeror has sufficient financial resources available to it to satisfy full acceptance of the China Strategic Offer.

The Consolidated China Strategic Shares subject to the China Strategic Offer will be acquired ex entitlement to the dividend distribution in specie of the GDI Shares but cum the right to receive all dividends or distributions declared, paid or made on or after completion of the China Strategic Group Reorganisation and free from all third party rights attaching thereto on or after that date.

Seller's ad valorem stamp duty in connection with the acceptance of the China Strategic Offer amounting to HK$1.00 for every HK$1,000 or part thereof of the consideration will be payable by the accepting China Strategic Shareholders and will be deducted by the Offeror from the consideration payable on acceptance of the China Strategic Offer. The Offeror will then pay the stamp duty on behalf of the accepting China Strategic Shareholders.

As at the date of this announcement, China Strategic has no outstanding convertible securities, options or warrants. The Offeror and its concert parties have not entered into any agreements in relation to the issue of any convertible securities, options, warrants or derivatives of China Strategic.

The making of the China Strategic Offer is a possibility only and may or may not proceed. In the event that the China Strategic Offer is made, it will be an unconditional offer.

Background of the Offeror and its intentions regarding China Strategic

The Offeror is a company incorporated in the BVI. It is principally engaged in investment holding. The entire issued share capital of the Offeror is beneficially owned by Mr. Gao Yang, who is also the sole director of the Offeror. Save for entering into the Share Sale Agreement, the Offeror has not conducted any business since its incorporation. Mr. Gao Yang, aged 38, who is currently residing in Shanghai, the PRC, has been engaged in trading business between the PRC and the Republic of Austria, which mainly focused on acting as trading agents for Euro-American machine manufacturing and engineering companies in the PRC since 1990s. Currently, Mr. Gao is also managing a company with registered capital of RMB100,000,000 and with an unaudited net asset value of approximately RMB700,000,000 in 2003. Mr. Gao does not have any shareholding in this company. Such company is engaged in property development (including the development of commercial residential buildings and complex in Beijing, the PRC), investment in high technology (including hydro-electric technology) and industrial enterprises (including investment in a joint venture with a renowned Korean car manufacturer) as well as investment management in the PRC.

Hanny confirms that to the best of the knowledge, information and belief of the Hanny Directors and having made all reasonable enquiries, the Offeror and its ultimate beneficial owner are third parties independent of Hanny and its connected persons (as defined in the Listing Rules). Paul Y and Hanny are presumed to be parties acting in concert with the Offeror for the purpose of the Takeovers Code.

The Offeror intends that China Strategic will continue with the Remaining Business. The Offeror will review the financial position and business operations of China Strategic with a view to strengthening the operations and future development of China Strategic. The Offeror will also adopt the business strategy of making investments with good earnings potential that can complement the business of China Strategic. The Offeror will also explore other business opportunities and consider whether any asset disposals, asset acquisitions, business diversification will be appropriate in order to enhance the long term growth of China Strategic. In the event that any of disposal and/or acquisition materialises, further announcement will be made as and when required by the Listing Rules.

Proposed new directors of China Strategic

The China Strategic Board is currently made up of ten directors, comprising five executive directors, two alternate directors and three independent non-executive directors. All the existing directors of China Strategic will resign on the earliest date permitted under the Takeovers Code. As at the date of this announcement, the number of new directors to be nominated has not been determined. Further announcement will be made as and when there is a change in the composition of the China Strategic Board.

Maintenance of the listing status of China Strategic

The Stock Exchange has stated that if, at the close of the China Strategic Offer, less than the minimum prescribed percentage applicable to China Strategic, being 25% of the Consolidated China Strategic Shares are held by the public, or if the Stock Exchange believes that:

- **a false market exists or may exist in the trading of the Consolidated China Strategic Shares; or**
- **there are insufficient Consolidated China Strategic Shares in public hands to maintain an orderly market,**

it will consider exercising its discretion to suspend dealings in the Consolidated China Strategic Shares.

The Offeror intends China Strategic to remain listed on the Stock Exchange. The director of the Offeror and the new directors to be appointed to the China Strategic Board will jointly and severally undertake to the Stock Exchange to take appropriate steps to ensure that sufficient public float exists in China Strategic's shares.

COMPARISON OF THE COMBINED OFFER PRICE UNDER THE GDI OFFER AND THE CHINA STRATEGIC OFFER WITH MARKET PERFORMANCE

Option 1 of GDI Offer and the China Strategic Offer:

On the basis of the closing price of HK$3.7 per Hanny Share as quoted on the Stock Exchange on the Last Trading Day, the combined consideration under Option 1 of the GDI Offer and the China Strategic Offer, adjusted for the Capital Reorganisation, is equivalent to HK$0.743 per existing China Strategic Share and represents:

- a discount of approximately 54.4% to the unaudited consolidated net asset value of China Strategic of approximately HK$1.63 per China Strategic Share as at 30th June, 2004;
- a premium of approximately 37.6% over the closing price of HK$0.54 per China Strategic Share as quoted on the Stock Exchange on the Last Trading Day;
- a premium of approximately 29.9% over the average closing price of approximately HK$0.572 per China Strategic Share for the ten consecutive trading days up to and including the Last Trading Day;
- a premium of approximately 28.5% over the average closing price of approximately HK$0.578 per China Strategic Share for the thirty consecutive trading days up to and including the Last Trading Day; and
- a premium of approximately 33.4% over the average closing price of approximately HK$0.557 per China Strategic Share for the sixty consecutive trading days up to and including the Last Trading Day.

Option 2 of GDI Offer and the China Strategic Offer:

On the basis of the face value of the Hanny Bond to be issued under Option 2 of the GDI Offer, the combined consideration under Option 2 of the GDI Offer and the China Strategic Offer, adjusted for the Capital Reorganisation, is equivalent to HK$1.693 per existing China Strategic Share and represents:

- a premium of approximately 3.9% over the unaudited consolidated net asset value of China Strategic of approximately HK$1.63 per China Strategic Share as at 30th June, 2004;
- a premium of approximately 213.5% over the closing price of HK$0.54 per China Strategic Share as quoted on the Stock Exchange on the Last Trading Day;
- a premium of approximately 196.0% over the average closing price of approximately HK$0.572 per China Strategic Share for the ten consecutive trading days up to and including the Last Trading Day;
- a premium of approximately 192.9% over the average closing price of approximately HK$0.578 per China Strategic Share for the thirty consecutive trading days up to and including the Last Trading Day; and
- a premium of approximately 203.9% over the average closing price of approximately HK$0.557 per China Strategic Share for the sixty consecutive trading days up to and including the Last Trading Day.

In the China Strategic Circular, the China Strategic Offer price of HK$0.386 per Consolidated China Strategic Share will be compared to the pro forma net asset value per Consolidated China Strategic Share upon completion of the China Strategic Group Reorganisation.

In the Hanny Circular, (i) the consideration under the Share Sale Agreement (which is equivalent to the China Strategic Offer price of HK$0.386 per Consolidated China Strategic Share) will be compared to the pro forma net asset value per Consolidated China Strategic Share upon completion of the China Strategic Group Reorganisation; and (ii) the GDI Offer price per GDI Share under Option 1 and Option 2 will be compared to the pro forma net asset value per GDI Share.

GENERAL

An independent board committee of China Strategic will be formed to make recommendation to the Independent China Strategic Shareholders on the China Strategic Group Reorganisation, the China Strategic Offer and the GDI Offer. Hercules has been appointed as the independent financial adviser to advise the independent board committee of China Strategic and the Independent China Strategic Shareholders in connection therewith.

The China Strategic Circular containing, among other things, details of the China Strategic Group Reorganisation, the Capital Reorganisation, change of board lot size, a notice convening a general meeting of China Strategic, the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules will be sent to the China Strategic Shareholders as soon as practicable.

An independent board committee of Hanny will be formed to make recommendation to the Independent Hanny Shareholders on the making of the GDI Offer by Well Orient and the Share Sale Agreement. AMS has been appointed as the independent financial adviser to advise the independent board committee of Hanny and Independent Hanny Shareholders in connection therewith. The Hanny Circular containing, among other things, details of the Share Sale Agreement, GDI Offer, the accountant's report of GDI, a notice convening the Hanny SGM, the letter of recommendation from the independent board committee of Hanny and the letter of advice from AMS will be sent to the Hanny Shareholders as soon as practicable.

Rule 8.2 of the Takeovers Code provides that an offer document should normally be posted by or on behalf of the offeror within 21 days of the date of announcement of the offer (or, in the case of a securities exchange offer, 35 days). Accordingly, the offer document in relation to the China Strategic Offer should be posted within 21 days of the date of this announcement whereas the offer document in relation to the GDI Offer should be posted within 35 days of the date of this announcement. Pursuant to Note 2 to Rule 8.2 of the Takeovers Code, the Executive's consent is required if the making of an offer is subject to the prior fulfilment of a pre-condition and the pre-condition cannot be fulfilled within the time period contemplated by Rule 8.2 of the Takeovers Code. Application will be made by each of Well Orient and the Offeror for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the relevant offer documents to within seven days of fulfilment of the conditions precedent of Share Sale Agreement.

A composite offer and response document of China Strategic setting out details of the China Strategic Offer (accompanied by the acceptance and transfer form) and incorporating the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules on the China Strategic Offer will be sent to the China Strategic Shareholders in accordance with the Takeovers Code.

Another composite offer and response document of GDI setting out details of the GDI Offer (accompanied by the acceptance and transfer form), information on Hanny and incorporating the letter of recommendation from the independent board committee of GDI and the letter of advice from Hercules on the GDI Offer will be sent to the shareholders of GDI in accordance with the Takeovers Code.

WARNING: THE MAKING OF BOTH THE GDI OFFER AND THE CHINA STRATEGIC OFFER ARE SUBJECT TO A NUMBER OF CONDITIONS AND ARE POSSIBILITIES ONLY. AS THE OFFERS MAY OR MAY NOT PROCEED, INVESTORS, PAUL Y SHAREHOLDERS, HANNY SHAREHOLDERS AND CHINA STRATEGIC SHAREHOLDERS ARE URGED TO EXERCISE CAUTION WHEN DEALING IN THE SHARES OF PAUL Y, HANNY AND CHINA STRATEGIC.

SUSPENSION AND RESUMPTION OF TRADING

At the request of Hanny, trading in its shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of this announcement. Trading in the Hanny Shares will continue to be suspended pending the release of an announcement in relation to, among others, a major transaction regarding a subscription of a convertible note.

At the request of China Strategic, trading in its shares on the Stock Exchange was suspended with effect from 9:45 a.m. on 8th March, 2005 pending the release of this announcement. Application has been made by China Strategic to the Stock Exchange for resumption of trading in the China Strategic Shares with effect from 9:30 a.m. on 20th April, 2005.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

DEFINITIONS

In this announcement, the following terms have the following meanings: -

"AMS"	AMS Corporate Finance Limited, a licensed corporation under the SFO permitted to carry out types 4, 6 and 9 of the regulated activities for the purposes of the SFO and the independent financial adviser to the independent board committee of Hanny and Independent Hanny Shareholders
"associate"	has the meaning as defined in the Listing Rules
"BVI"	the British Virgin Islands
"Capital Reduction"	the proposed cancellation of the paid-up capital of HK$0.05 on each issued China Strategic Share and the reduction of the nominal value of each of the issued China Strategic Share from HK$0.10 to HK$0.05 and the cancellation of the entire share premium account of China Strategic
"Capital Reorganisation"	the proposed capital reorganisation of China Strategic involving the Capital Reduction, the Subdivision and the Share Consolidation
"CEL"	China Enterprises Limited, a company incorporated in Bermuda with limited liability, the shares of which are traded on the OTC (over-the-counter) Bulletin Board in the United States of America and is owned as to 55.22% effective equity interest and 88.8% effective interest of voting right by China Strategic
"China Strategic"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability and the shares of which are listed on the main board of the Stock Exchange
"China Strategic Board"	board of directors of China Strategic
"China Strategic Circular"	a circular of China Strategic containing, among other things, details of the China Strategic Group Reorganisation, the Capital Reorganisation, change of board lot size, a notice convening a general meeting of China Strategic and the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules to be despatched to China Strategic Shareholders
"China Strategic Group"	China Strategic and its subsidiaries
"China Strategic Group Reorganisation"	the proposed internal group reorganisation of China Strategic which, if approved and implemented, will result in (i) China Strategic continuing as a public listed company concentrating on the Remaining Business; (ii) GDI concentrating on the Distributed Business; and (iii) the China Strategic Shareholders receiving by way of distribution in specie of the GDI Shares on the basis of one GDI Share for one Consolidated China Strategic Share
"China Strategic Offer"	the possible mandatory cash offer to acquire all the Consolidated China Strategic Shares not already held or agreed to be acquired by the Offeror and parties acting in concert with it at a price of HK$0.386 per Consolidated China Strategic Share (equivalent to HK$0.193 per China Strategic Share) in cash, ex entitlement to the distribution in specie of the GDI Shares pursuant to the China Strategic Group Reorganisation

"China Strategic Share(s)"	ordinary share(s) of HK$0.10 each in the issued share capital of China Strategic
"China Strategic Shareholder(s)"	holder(s) of the China Strategic Shares or Consolidated China Strategic Shares, as the case may be
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Completion"	completion of the Share Sale Agreement
"Completion Date"	the date of Completion
"Consolidated China Strategic Share(s)"	issued and unissued ordinary share(s) of HK$0.10 each in the share capital of China Strategic upon the Capital Reorganisation having become effective
"Conversion"	conversion of the Hanny Bond by its holder in accordance with the terms of the Hanny Bond
"Distributed Business"	all business other than the Remaining Business which will be carried on by the GDI Group upon completion of the China Strategic Group Reorganisation, including property development, manufacturing and marketing of tires, business of providing package tour, travel and other related services and other investment holding business
"Executive"	the Executive Director of the Corporate Finance Division of the SFC and any delegate of the Executive Director
"GDI"	Group Dragon Investments Limited, a company incorporated in the BVI with limited liability and a wholly-owned subsidiary of China Strategic as at the date of this announcement
"GDI Group"	GDI and its subsidiaries upon completion of the China Strategic Group Reorganisation
"GDI Offer"	the possible voluntary offer to acquire all the GDI Shares not already held by Well Orient and parties acting in concert with it, the terms of which are set out herein
"GDI Share(s)"	ordinary share(s) currently of US$1.00 each in the issued share capital of GDI
"Hanny"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Hanny Bond"	the convertible bond to be issued by Hanny in denominations of HK$15.0 each under Option 2, which will be convertible into new Hanny Shares at an initial conversion price of HK$9.0 per Hanny Share at any time after its issue and up to the Maturity Date
"Hanny Circular"	a circular of Hanny containing, among other things, details of the Share Sale Agreement and the making of the GDI Offer and the letter of recommendation from the independent board committee of Hanny and the letter of advice from AMS to be despatched to the Hanny Shareholders
"Hanny Conversion Shares"	new Hanny Shares to be allotted and issued by Hanny upon Conversion
"Hanny Group"	Hanny and its subsidiaries
"Hanny Sale Shares"	135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) held by Well Orient, representing approximately 15.3% of the issued share capital of China Strategic
"Hanny Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of Hanny
"Hanny SGM"	a special general meeting to be held by Hanny to approve, among other things, the Share Sale Agreement and the GDI Offer (including the allotment and issue of the new Hanny Shares under Option 1 and Hanny Conversion Shares)
"Hanny Shareholders"	shareholders of Hanny
"Hercules"	Hercules Capital Limited, a licensed corporation under the SFO permitted to carry out type 6 of the regulated activities for the purposes of the SFO and the independent financial adviser to the independent board committee of China Strategic and the Independent China Strategic Shareholders and independent shareholders of GDI
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Hanny Shareholders"	Hanny Shareholders other than ITC and its associates and parties acting in concert with any of them
"Independent China Strategic Shareholders"	China Strategic Shareholders other than Paul Y and Hanny and their respective associates and parties acting in concert with any of them
"ITC"	ITC Corporation Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Kingston"	Kingston Securities Limited, a corporation licensed under the transitional arrangements to carry out Types 1,4,6,7 and 9 regulated activities for the purposes of the SFO, which will make the China Strategic Offer on behalf of the Offeror
"Last Trading Day"	7th March, 2005, being the last day on which China Strategic Shares and Hanny Shares were traded on the Stock Exchange prior to the suspension in trading of China Strategic Shares and Hanny Shares pending the publication of this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Maturity Date"	the fifth anniversary from the date of issue of the Hanny Bond
"MRI"	MRI Holdings Limited, a 57.3% owned subsidiary of China Strategic and the shares of which are listed on the Australian Stock Exchange
"Offeror"	Nation Field Limited, a company incorporated in the BVI with limited liability and beneficially and wholly owned by Mr. Gao Yang
"Option 1"	the option offered to the China Strategic Shareholders under the GDI Offer in the form of one Hanny Share plus HK$1.8 cash for every five GDI Shares
"Option 2"	the option offered to the China Strategic Shareholders under the GDI Offer in the form of one Hanny Bond for every five GDI Shares
"Paul Y"	Paul Y. - ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"Paul Y Sale Shares"	135,000,000 China Strategic Shares (equivalent to 67,500,000 Consolidated China Strategic Shares upon the Capital Reorganisation having become effective) held by a wholly-owned subsidiary of Paul Y, representing approximately 15.3% of the issued share capital of China Strategic
"Paul Y Shareholders"	shareholders of Paul Y
"PRC"	the People's Republic of China
"Record Date"	the record date, to be fixed, to determine entitlements to the distribution in specie of the GDI Shares by China Strategic
"Reduced China Strategic Share(s)"	issued and unissued share(s) of HK$0.05 each in the share capital of China Strategic created from the Capital Reduction and Subdivision but prior to the implementation of the Share Consolidation
"Remaining Business"	the business to be remained in the China Strategic Group upon completion of the China Strategic Group Reorganisation, including manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments
"SFC"	the Securities and Futures Commission
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share Consolidation"	the proposed consolidation of every two Reduced China Strategic Shares into one Consolidated China Strategic Share
"Share Sale Agreement"	the sale and purchase agreement dated 10th March, 2005 entered into between, inter alia, the Offeror, Paul Y and Hanny for the acquisition by the Offeror of an aggregate of 270,000,000 China Strategic Shares from Paul Y and Hanny, which shares represent approximately 30.6% of the issued share capital of China Strategic as at the date of the Share Sale Agreement
"Somerley"	Somerley Limited, a deemed licensed corporation under the SFO permitted to carry out types 1, 4, 6 and 9 of the regulated activities for the purposes of the SFO and the financial adviser to Hanny, which will make the GDI Offer on behalf of Well Orient
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subdivision"	the subdivision of each authorised but unissued China Strategic Share into two Reduced China Strategic Shares
"Takeovers Code"	The Hong Kong Code on Takeovers and Mergers
"Vendors"	Paul Y and Hanny, being the vendors of the Paul Y Sale Shares and the Hanny Sale Shares respectively
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong and an indirect wholly-owned subsidiary of Hanny
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"US$"	United States dollars, the lawful currency of the United States of America

Note: Amounts expressed in US$ have been translated into HK$ at the rate of HK$7.8=US$1.0 in this announcement for illustrative purpose.

By order of the board
HANNY HOLDINGS LIMITED
Cheng Wai Chu, Judy
Company Secretary

By order of the board
NATION FIELD LIMITED
Gao Yang
Director

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Yan Yan, Jenny
Company Secretary

By order of the board
GROUP DRAGON INVESTMENTS LIMITED
Chan Ling, Eva
Director

Hong Kong, 19th April, 2005

The sole director of the Offeror accepts full responsibility for the accuracy of the information contained in this announcement other than that relating to the Hanny Group and China Strategic Group and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement other than those relating to the Hanny Group and China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Offeror and the China Strategic Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to Offeror and the China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Offeror and the Hanny Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to the Offeror and the Hanny Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(incorporated in Hong Kong with limited liability)
(Stock Code: 235)

ANNOUNCEMENT OF RESULTS
FOR THE YEAR ENDED 31ST DECEMBER, 2004

The directors of China Strategic Holdings Limited (the "Company") announce that the audited consolidated income statement of the Company and its subsidiaries (the "Group") for the year ended 31st December, 2004 together with comparative figures for the previous year are as follows:

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31ST DECEMBER, 2004

	NOTES	2004 HK$'000	2003 HK$'000
Turnover		123,403	2,884,493
Cost of sales		(81,455)	(2,520,175)
Gross profit		41,948	364,318
Other operating income		60,181	145,731
Distribution costs		(21,906)	(174,955)
Administrative expenses		(44,984)	(122,587)
Other expenses		(40,479)	(74,586)
Allowances for loans and interest receivable		(140,889)	(43,810)
(Loss) profit from operations	3	(146,129)	94,111
Finance costs		(17,434)	(50,712)
Gain (loss) on disposal/dilution of interests in associates		81,631	(36,481)
Share of results of associates		(37,375)	(175,734)
Allowance on receivables advanced to an associate		–	(12,712)
(Loss) gain on disposal of interests in subsidiaries		(5,257)	12,344
Loss before taxation		(124,564)	(169,184)
Taxation	4	(6,464)	(10,935)
Loss before minority interests		(131,028)	(180,119)
Minority interests		(45,024)	(9,409)
Net loss for the year		(176,052)	(189,528)
Loss per share			
Basic	5	HK$(0.20)	HK$(0.23)

	Discontinuing operation			Continuing operation				
	Tires HK$'000 (Note b)	Pharmaceutical products HK$'000 (Note a)	Sub-total HK$'000	Investments in securities and advance HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2003								
TURNOVER								
External	2,635,235	249,258	2,884,493	-	-	-	-	2,884,493
Inter-segment	-	-	-	-	984	984	(984)	-
	2,635,235	249,258	2,884,493	-	984	984	(984)	2,884,493
RESULT								
Segment result	95,847	154	96,001	(17,615)	(19,032)	(36,647)	(984)	58,370
Unallocated corporate expenses								(15,507)
Interest income								48,416
Dividend income								2,832
Profit from operation								94,111
Finance costs								(50,712)
Gain on disposal/dilution of interests in subsidiaries	3,711	8,587	12,298	-	46	46	-	12,344
Loss on disposal/liquidation of interests in associates	-	-	-	-	(36,481)	(36,481)	-	(36,481)
Share of results of associates	14,188	2	14,190	-	(189,924)	(189,924)	-	(175,734)
Allowance on receivables advanced to an associate	-	-	-	-	(12,712)	(12,712)	-	(12,712)
Loss before taxation								(169,184)
Taxation								(10,935)
Loss before minority interests								(180,119)
Minority interests								(9,409)
Net loss for the year								(189,528)

Notes:

1. **POTENTIAL IMPACT ARISING FROM THE RECENTLY ISSUED ACCOUNTING STANDARDS**

In 2004, the Hong Kong Institute of Certified Public Accountants (the "HKICPA") issued a number of new or revised Hong Kong Accounting Standards and Hong Kong Financial Reporting Standards ("HKFRSs") (hereinafter collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1st January, 2005. The Group has not early adopted these new HKFRSs in the financial statements for the year ended 31st December, 2004.

The Group has commenced considering the potential impact of these new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

2. **SEGMENT INFORMATION**

Business segments

During the year, the Group acquired a 80% interest in Talent Cosmos Limited for consideration of HK$30 million. Talent Cosmos Limited and its subsidiaries are engaged in manufacturing and trading of battery products and related accessories. The segment of manufacturing and trading of battery products and related accessories is regarded as a new business segment of the Group upon completion of the acquisition.

For management purposes, the Group is currently organised into the following three major divisions – pharmaceutical products, battery products and investment in securities and advance divisions. These divisions are the basis on which the Group reports its primary segment information.

Pharmaceutical products – Manufacturing and trading of Chinese and western medicine products

Battery products – Manufacturing and trading of battery products and related accessories

Investments in securities and advance – Investments in securities holding and advance of receivables

Others – Corporate and investment holding

An analysis of the Group's turnover and contribution to operating results by business segments is as follows:

	Discontinuing operation	Continuing operation					
	Pharmaceutical products HK$'000 (Note a)	Investments in securities and advance HK$'000	Battery products HK$'000	Others HK$'000	Sub-total HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2004							
TURNOVER							
External	96,262	-	27,141	-	27,141	-	123,403
Inter-segment	-	-	-	2,184	2,184	(2,184)	-
	96,262	-	27,141	2,184	29,325	(2,184)	123,403
RESULT							
Segment result	6,778	(160,712)	(2,005)	(16,870)	(179,587)	(2,184)	(174,993)
Unallocated corporate expenses							(27,269)
Interest income							54,591
Dividend income							1,542
Loss from operations							(146,129)
Finance costs							(17,434)
Loss on disposal/dilution of interests in subsidiaries	(5,257)	-	-	-	-	-	(5,257)
Gain on disposal/liquidation of interests in associates	-	-	-	81,631	81,631	-	81,631
Share of results of associates	(618)	-	(147)	(36,610)	(36,757)	-	(37,375)
Loss before taxation							(124,564)
Taxation							(6,464)
Loss before minority interests							(131,028)
Minority interests							(45,024)
Net loss for the year							(176,052)

Inter-segment sales are charged at terms determined and agreed between the group companies.

Inter-segment sales are charged at terms determined and agreed between the group companies.

Note:

(a) Following the disposal of Tung Fong Hung Investment Limited ("TFHI") and its subsidiaries which are engaged in the manufacturing and trading of pharmaceutical products in May 2004, the business segment of manufacturing and trading of pharmaceutical products was regarded as discontinuing operations during the year ended 31st December, 2004.

(b) Following the disposal of interest in subsidiaries which are engaged in the business of manufacturing and trading of tire products in September, 2003, the tire operation was regarded as discontinuing operation during the year ended 31st December, 2003.

Geographical segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover 2004 HK$'000	2003 HK$'000
The People's Republic of China ("PRC"), other than Hong Kong	27,141	2,683,004
Hong Kong	96,262	172,080
Overseas	-	29,409
	123,403	2,884,493

3. **(LOSS) PROFIT FROM OPERATIONS**

	2004 HK$'000	2003 HK$'000
(Loss) profit from operations has been arrived at after charging:		
Staff costs		
– directors remuneration	3,413	3,217
– other staff costs	22,418	150,543
– retirement benefits scheme contributions, excluding directors	851	27,196
– redundancy payment	-	1,938
Total staff costs	26,682	182,894
Auditors' remuneration		
Current year	5,181	5,427
Under(over)provision in prior years	392	(381)
Depreciation and amortisation of property, plant and equipment	3,915	58,346
Amortisation of goodwill included in administrative expenses	1,160	1,628

4. **TAXATION**

	2004 HK$'000	2003 HK$'000
The charge (credit) comprises:		
Taxation in other jurisdictions		
Current year	1,340	11,467
Underprovision in prior years	-	238
Hong Kong Profits Tax	5,124	-
	6,464	11,705
Deferred tax credit	-	(770)
Taxation attributable to the Company and its subsidiaries	6,464	10,935

Hong Kong Profits Tax is calculated at 17.5% (2003: 17.5%) of the estimated assessable profit for the year. No provision for Hong Kong Profits Tax was made in the financial statements for the year ended 31st December, 2003 as the subsidiaries operated in Hong Kong has no assessable profit for that year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions. Pursuant to the relevant laws and regulations in the PRC, certain PRC subsidiaries of the Group are exempted from PRC income tax for two years starting from their first profit-making year, followed by a 50% reduction for the next three years ("Tax Reduction"). Since these PRC subsidiaries were disposed of during the year ended 31st December, 2003, no PRC subsidiaries of the Group were exempted from Tax Reduction.

5. **LOSS PER SHARE**

The calculation of the basic loss per share is based on the net loss for the year of approximately HK$176,052,000 (2003: HK$189,528,000) and on the weighted average of 877,471,799 (2003: 829,734,016) ordinary shares in issue during the year.

No disclosure of the diluted loss per share has been shown for the year ended 31st December, 2004 and 2003 as the exercise of the share options and warrants would result in a decrease in loss per share.

FINAL DIVIDEND

The directors do not recommend the payment of a final dividend for the year ended 31st December, 2004 (2003: Nil).

ANALYSIS OF THE GROUP'S PERFORMANCE

The Group's turnover for the year ended 31st December, 2004 totaled approximately HK$123.4 million, representing a decrease of 95.7% from approximately HK$2.9 billion compared to the financial year 2003. There was no contribution to turnover in this current year from the segment relating to the manufacturing and trading of tire products following the group disposal of interests in subsidiaries engaged in this operation. The turnover for the year was mainly generated from manufacturing and trading of battery products and the pharmaceutical products operation, the business segment of pharmaceutical products operation was treated as discontinuing operations during the year following the disposal of this operation in May 2004.

The Group's audited consolidated loss for the year ended 31st December, 2004 reduced by HK$13.4 million to approximately HK$176.1 million as compared to approximately HK$189.5 million in last financial year. The net loss for the year was mainly attributable to the allowance for the receivables and provision for unrealized loss in investments in securities.

During the year, the management continued to maintain a sharp focus in the monitoring of its investment portfolios to better restructure and rationalize its existing investments to the best interests of the shareholders. At the same time, stringent cost control measures continued to be in place in its manufacturing operations to ensure maximum returns to the Group.

CAPITAL STRUCTURE, LIQUIDITY AND FINANCIAL RESOURCES

During the financial year 2004, the Group financed its operations mainly through cash generated from its business activities, banking facilities provided by its principal bankers and proceeds from disposal of investments.

For the year under review, the Group's short-term bank loans and other borrowings increased from approximately HK$38.3 million as at 31st December, 2003 to approximately HK$42.6 million as at 31st December, 2004. Long-term bank loans and other borrowings reduced from approximately HK$144,000 as at 31st December, 2003 to approximately HK$3,000 as at 31st December, 2004. As a result, the Group's total bank loans and other borrowings increased from approximately HK$38.4 million as at 31st December, 2003 to approximately HK$42.6 million as at 31st December, 2004 representing an increase of 10.9%. The gearing ratio, calculated to the total long-term borrowing bank loans and other borrowing divided by total shareholders funds reduced from 0.00009 to 0.000002. The Group's total borrowings of approximately HK$42.6 million were mainly denominated in HK dollars, and the maturity profile spread over a period of five years with HK$42.6 million repayable within one year, HK$3,000 repayable two to five years.

As at 31st December, 2004, total bank borrowings of the Group amounted to approximately HK$9 million and most of the Group's bank borrowings bear interest at floating rates.

Capital expenditure aggregated to approximately HK$149.2 million for the year was used primarily for purchasing of property, plant and equipment. The Group's capital expenditures will continue to be funded primarily by internal resources or external borrowings or a combination of both as required.

CORPORATE DEVELOPMENTS

On 13th January, 2004, the Group entered into an agreement ("CN Agreement") (as subsequently amended on 17th March, 2004 and further amended by the supplement agreement dated 4th May, 2004) with Wing On Travel (Holdings) Limited ("Wing On Travel") for the issue of convertible note by Wing On Travel to the Group for a consideration of HK$155,000,000. Completion of the CN Agreement had taken place on 14th June, 2004.

In March 2004, the Company entered into the conditional sale and purchase agreement Cheung Tai Hong (B.V.I.) Limited ("Cheung Tai Hong"), a wholly-owned subsidiary of Cheung Tai Hong Holdings Limited, in relation to the disposal of the entire issued equity interests in Tung Fong Hung Investment Limited to Cheung Tai Hong for a total consideration of HK$42,000,000. The transaction was completed in May, 2004.

As stated in the joint announcement dated 8th March, 2004 of Pacific Century Premium Developments Limited ("PCPD" formerly known as Dong Fang Gas Holdings Limited an associated company of the Company at that time), and PCCW Limited ("PCCW"), PCPD conditionally agreed to purchase (i) the entire issued share capital of Ipswich Holdings Limited and its subsidiaries ("Property Group"), being the group of companies holding PCP Beijing, PCCW Tower, other investment properties and related property and facilities management companies of PCCW and its subsidiaries and (ii) the loans of approximately HK$3,529 million, in aggregate, of interest-bearing loans owing by the relevant members of the Property Group to PCCW (comprising of HK$2,359 million and US$150 million of such loans and (iii) certain property interests. The consideration for the above transaction amounting to HK$6,557 million will be satisfied by (a) as to HK$2,967 million by the allotment and issue of approximately 1,648 million new shares of PCPD to PCCW credited as fully paid at an issue price of HK$1.80 per share; and (b) as to the remaining HK$3,590 million by the issue of the convertible note by PCPD to PCCW or as it may direct. The above transaction was completed in May, 2004. PCPD then became the flagship of PCCW for property development business in Hong Kong and the People's Republic of China (the "PRC") and thereafter PCPD ceased to be an associated company of the Company.

On 18th March, 2004, the Company entered into a sale and purchase agreement in respect of the disposal of 12.88% interests in the share capital of Apex Quality Group Limited at the consideration of HK$10,722,600. On 5th August, 2004, the Company entered into a supplemental Agreement to extend the completion date of the transaction. The above transaction was completed in September, 2004.

On 31st March 2004, the Group entered into a conditional agreement to acquire 80% interests of the issued share capital of and the shareholder's loan to Talent Cosmos Limited for a consideration of HK$30 million. Talent Cosmos Limited is an investment holding company and its subsidiaries are principally engaged in the manufacturing and trading of battery products.

The sale and purchase agreement dated 16th June, 2004 has been entered into between the Group and Shanghai Jiu Sheng Investment Company Limited in relation to the acquisition of the interest in a parcel of land situated at Nos. 219 and 229, Jiang Ning Road, Jing An District, Shanghai, the PRC and the building being erected thereon which comprises two levels of underground carparks and a 24-storey building for the total consideration of RMB450,000,000.

The Company had been notified on 15th October, 2004 that Hanny Holdings Limited ("Hanny") and Paul Y. – ITC Construction Holdings Limited ("Paul Y.") had been approached by a third party (the "First Potential Purchaser") in connection with the possible acquisition by the third party of interests in the shares of the Company from Hanny and/or Paul Y., which might or might not result in a general offer for all the shares of the Company (other than those already owned or purchased) (the "Possible Acquisition").

As stated in the announcement of the Company dated 4th November, 2004, the Group entered a memorandum of undertaking (the "MOU") regarding the intension of the acquisition of the entire issued share capital of Asso Limited ("Asso") or such assets owned by Asso and/or its subsidiaries (including Boading Yimian Group Co., Ltd.) for a consideration of HK$200,000,000. Since the formal agreement was not signed on or before the expiry date, the MOU was terminated and had no further effect.

In October and November, 2004, the Group converted approximately HK$100 million convertible note of Wing

Cash and bank balances amounted to approximately HK$119.4 million, and is mainly denominated in Hong Kong dollars and Australian dollars. During the year, the company did not experience significant exposure to exchange rate and interest rate fluctuations. As a result, the Group did not enter into any material foreign exchange contracts, currency swaps or other financial derivatives.

SIGNIFICANT INVESTMENTS

China Enterprises Limited (carried on business in Hong Kong as China Tire Holdings Limited)

For the year under review, China Enterprises Limited ("China Enterprises") continued to look at strategic investment opportunities with a view to expanding business portfolios. Wing On Travel Holdings Limited is a travel business related affiliate which continues to benefit from the upward rebound to the travel business of Hong Kong after the negative impacts brought by the outbreak of the Severe Acute Respiratory Syndrome ("SARS") subsided over the corresponding period. After disposing of its investment in Yinchuan C.S.I. (Greatwall) Rubber Company Limited, Double Happiness Tire Industries Corporation Limited and 25% interest in Hangzhou Zhongce Rubber Company Limited ("Hangzhou Zhongce") which are principally engaged in the manufacturing and trading of tires products in the PRC and other countries aboard in 2003, China Enterprises maintains minimal involvement in the manufacturing and trading of tires products through its 26% held interest in Hangzhou Zhongce.

During 2004, China Enterprises entered into a conditional agreement for the proposed acquisition of a property situation in Shanghai, the PRC and the property being erected thereon which comprises two levels of *underground carparks and a 24-storey building for a consideration of RMB450 million. Under the result of the* Closer Economic Partnership Arrangement would have largely considerable potential on economic cooperation and integration between Hong Kong and the PRC, and with the gradual easing of restrictions on the individual mainland visitors traveling to Hong Kong, we expect a great increase in arrivals once more parts of the PRC are opened up to individual travelers. It is the intention of the management of China Enterprises to continue seeking appropriate investment opportunities in the hotel and travel related businesses in the PRC in view of the positive outlooks in the coming future so as to further expand.

MRI Holdings Limited

MRI Holdings Limited ("MRI") (ASX code: MRI) continues as an investment company under the ASX guidelines.

Throughout 2004, MRI continued to actively seek suitable investment opportunities to meet the strategic goals of MRI.

A number of possible investment opportunities were considered during the year, however none were considered suitable to meeting MRI's objectives, and the directors continue to seek appropriate potential investment opportunities.

Super Energy Group Limited

Super Energy Group Limited ("Super Energy") is a manufacturing company engaged principally in the production and sales of batteries and related accessories. Its major products are the primary battery and the re-chargeable battery. Benefited from the worldwide economic growth, demand for battery products has substantially increased. Having conducting research and development on many new products, some of them have already been produced, used and accepted in the market.

The invention of "No Mercury Button Cell Battery" has obtained the patent in Beijing, the PRC. With the concept of "Friendly Environment" being widely pursued in the USA and many European countries, Super Energy believes that this product will be widely accepted worldwide. Super Energy has also cooperated with sizeable Korean battery manufacturing companies to produce the "Lithium-Ion battery". Application for patent is being sought for this product in the USA, UK, Korea and the PRC, etc., and is commonly used in digital camera. Super Energy believes that "Lithium-Ion battery" is an invention representing high quality, high capacity and advance technology. Super Energy has confidence that this battery can become one of the leading battery products in the market.

Meanwhile, Super Energy is concentrating to enlarge its market share and it believes it will generate ample returns to the Group in the near future.

NUMBER OF EMPLOYEES, REMUNERATION POLICIES AND SHARE OPTION SCHEME

As at 31st December, 2004, the Group employed approximately 528 staff, remuneration packages comprised of salary and year-end bonuses based on individual merits.

25,000,000 share options were granted and then exercised during the year ended 31st December, 2004.

On Travel into ordinary shares of HK$0.01 each of Wing On Travel at conversion price of HK$0.020 per share. The interest of Wing On Travel held by the Group was accordingly interested from approximately 32.2% to approximately 38.6% upon conversion of the convertible notes into shares of HK$0.01 each in Wing On Travel by the Group and other convertible note holder. The Group also disposed of approximately 7.9% interest in Wing On Travel on market for a consideration of approximately HK$45 million and the interest in Wing On Travel held by the Group was decreased to approximately 30.3%

On 30th November, 2004, the Group entered into two placing and subscription agreements with Wing On Travel and the placing agent pursuant to which the placing agent agreed to place 6,000 million shares of Wing On Travel at the price of HK$0.028 per share and the Group would subscribe for up to 6,000 million new shares of Wing On Travel at the same price of HK$0.028 per share. The placing of 6,000 million shares of Wing On Travel and subscription 3,660 million new shares of Wing On Travel issued to the Group under the general mandate of Wing On Travel were completed in December, 2004. The subscription of 2,340 million new shares of Wing On Travel issued to the Group pursuant to the approval of independent shareholders of Wing On Travel were completed in January, 2005. Upon completion of the above transactions, the Group held approximately 25.0% interest in Wing On Travel.

On 4th February, 2005, the Group further entered into a placing and subscription agreement with Wing On Travel and the place agent pursuant to which the placing agent agreed to place, on a best efforts basis, up to 6,400 million shares of Wing On Travel at a price of HK$0.022 per Wing On Travel share and the Group would subscribe for up to 6,400 million new shares of Wing On Travel at the price of HK$0.022 per share. The above transactions were completed in February, 2005. The Group's interest in Wing On Travel was decreased to 21.1%.

On 3rd March, 2005, the Company had been informed by each of Hanny and Paul Y. that its negotiation with the First Potential Purchaser regarding the Possible Acquisition was terminated on 2nd March, 2005. However, Hanny and Paul Y. had commenced negotiation with another interest party (the "Second Potential Purchaser") on a possible acquisition of a controlling stake in the Company by the Second Potential Purchaser.

On 10th March, 2005, the Company had been informed by Paul Y. and Hanny that they have entered into the share sale agreement pursuant to which and subject to, inter alia, the implementation of the Group Reorganisation as stated below in full each of Paul Y. and Hanny agreed to dispose 135,000,000 shares (equivalent to 67,500,000 consolidated shares of the Company upon the Capital Reorganisation as stated below having become effective) which shares represent approximately an aggregate of 30.6% of the issued share capital of the Company, for an aggregate consideration of HK$52,110,000, equivalent to about HK$0.193 per share (or HK$0.386 per consolidated share).

As stated in the joint announcement of the Company dated 19th April, 2005, the Company announced the following proposals, if approved and implemented, would result in below:

(a) Group Reorganisation
   (i) the Company continuing to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments;
   (ii) all other subsidiaries of the Company carrying on property development and investment holding business, and all other associates of the Company carrying on manufacturing and marketing of tires and business of providing package tour, travel and other related services being grouped under Group Dragon Investments Limited ("GDI"), a wholly-owned subsidiary of the Company, and its subsidiaries; and
   (iii) the distribution in specie of the GDI share to the shareholders of the Company whose names appear on the register of members of the Company on the record date on the basis of one GDI share for one consolidated share of the Company.

(b) Capital Reorganisation
   (i) the cancellation of the paid-up capital of HK$0.05 on each issued share of the Company and reduction in the nominal value of each issued share of the Company from HK$0.10 to HK$0.05;
   (ii) the cancellation of the entire share premium account of the Company;
   (iii) the subdivision of each authorised but unissued share of the Company into two reduced shares of the Company of HK$0.05 each; and
   (iv) consolidate every two reduced shares of the Company of HK$0.05 each into one consolidated share of the Company of HK$0.10.

PROSPECT

As the country has already attained rich and fruitful development in 2004, the Group is confident to the further growth in the economy of China and Hong Kong in time to come. Having positioned itself as a conglomerate investor in various sectors in the country, the Group would, however, maintain its prevalent conservative and cautious investment posture in the coming year and to contribute its effort to explore new investment opportunities.

Despite any uncertainties, the Group will continue to strive to protect the long-term interests of our shareholders.

CONTINGENT LIABILITIES

	THE GROUP 2004 HK$'000	THE GROUP 2003 HK$'000
(a) Corporate guarantee given by the Company for banking facilities granted to:		
(i) Associates	**15,500**	32,300
Other guarantees issued to associates	**30,780**	780
	46,280	33,080

(b) The Company has granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of TFHI and MTR for the leased properties. As at 31st December, 2004, such guarantee has not yet been released upon the disposal of the entire interest in TFHI by the Group.

PLEDGE OF ASSETS

(a) As at 31st December, 2004, bank deposits of HK$1,012,000 (2003: Nil) was pledged to secure credit facilities granted to the Group.

As at 31st December, 2004, there were no pledge of interests in associates. As at 31st December, 2003, interests in an associates with net assets value attributable to the Group of approximately HK$83,622,000 were pledged to secure credit facilities granted to the associates of the Group.

(b) At 31st December, 2004, listed equity securities with a carrying value of HK$72,186,000 (2003: HK$111,496,000) were pledged to secure margin account credit facilities and banking facilities granted to the Group.

The margin loan facility amounting to HK$33,567,000 included in bank loans and other borrowings (2003: HK$7,131,000) were utilised by the Group.

COMMITMENTS

At the balance sheet date, the Group had the following commitments:

	THE GROUP 2004 HK$'000	THE GROUP 2003 HK$'000
Contracted for but not provided in the financial statements in respect of		
(i) Acquisition of interest in properties	**377,516**	–
(ii) Other assets	**91,981**	–
(iii) Acquisition of subsidiaries	**10,000**	–
	479,497	–

PURCHASE, SALE OR REDEMPTION OF SHARES

During the year, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed shares.

THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

During the year, the Company adopted the Model Code for Securities Transactions by Directors of Listed Companies (the "Model Code") as set out in Appendix 10 to the Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") as its own code of conduct regarding directors' securities transactions. Based on specific enquiry of all the directors of the Company, the directors complied throughout the year in review with the required standards as set out in the Model Code.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice (the "Code") as set out in Appendix 14 of the Listing Rules throughout the year, except that the non-executive directors of the Company are not appointed for specific terms but they are subject to retirement by rotation and re-election at the annual general meeting in accordance with the Company's Articles of Association.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, financial reporting process and internal control matters including a review of the audited financial report for the year. The Audit Committee comprises three independent non-executive directors of the Company, namely Mr. David Edwin Bussmann, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In order to ensure compliance with new Code on Corporate Governance Practices as contained in Appendix 14 to the Listing Rules on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and to align the Company's Articles of Association with the current practices under the Listing Rules, it is proposed that certain amendents be made to the Company's Articles of Association. A special resolution to give effect to the proposed amendments to the Company's Articles of Association will be proposed at the forthcoming annual general meeting of the Company. Particulars of the proposed amendments will be set out in a circular to be despatched to the shareholders of the Company and in the notice of the aforementioned annual general meeting to be published in due course.

ANNUAL GENERAL MEETING

The 2005 Annual General Meeting of the Company will be held on 29th June, 2005. Notice convening the meeting will be issued in due course.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE

A detailed results announcement containing all information required by paragraphs 45(1) to 45(3) of Appendix 16 of the Listing Rules will be published on the website of the Stock Exchange in due course.

LIST OF DIRECTORS OF THE COMPANY

As at the date of this announcement, the board of Directors comprises as below:–

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo

Independent non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Alternate Directors:
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

By order of the Board
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 26th April, 2005

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(Incorporated in Hong Kong with limited liability)
(Stock Code: 235)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting of CHINA STRATEGIC HOLDINGS Limited (the "Company") will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 29 June 2005 at 11:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31 December 2004.
2. To re-elect retiring directors and to authorise the board of directors to fix the directors' remuneration.
3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

AS SPECIAL BUSINESS

4. To consider and, if thought fit, pass with or without modifications, each of the following resolutions as an ordinary resolution of the Company:

A. "**THAT**:-

(a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to: (i) a Rights Issue; (ii) the exercise of the subscription rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company; (iii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) any scrip dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(d) for the purposes of this resolution:-

"**Relevant Period**" means the period from the passing of this resolution until

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon the passing of resolutions no. 4A and 4B as set out in the notice convening the meeting of which these resolutions form part, the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and in accordance with the said resolution no. 4B shall be added to the aggregate nominal amount of the shares in the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with resolution no. 4A as set out in the notice convening the meeting of which this resolution forms part."

SPECIAL RESOLUTION

5. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

"**THAT** the Articles of Association of the Company be amended as follow:

(a) by deleting Article 99 in its entirety and substituting therefor the following:

"99 Without prejudice to the power of the Company in general meeting in accordance any of the provision of these Articles to appoint any person to be a Director, the Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed by the Directors shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to their number), and shall then be eligible for re-appointment."; and

(b) by deleting Article 116 in its entirety and substituting therefor the following:

"116 Notwithstanding any other provisions in these Articles and subject to the manner of retirement by rotation of directors as from time to time prescribed under the Listing Rules, at each annual general meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the whole number nearest to and not less than one-third) shall retire from office such that each Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years at the annual general meeting, provided always that any Director appointed pursuant to Article 99 shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. The retiring Directors shall be eligible for re-election."; and

unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to: (i) a Rights Issue; (ii) the exercise of the subscription rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company; (iii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) any scrip dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(d) for the purposes of this resolution:-

"**Relevant Period**" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"**Rights Issue**" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. "**THAT**:-

(a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited, and that the exercise by the directors of all the powers of the Company to repurchase such shares, subject to and in accordance with all applicable laws or the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) in addition, the approval in paragraph (a) shall authorise the directors on behalf of the Company during the Relevant Period to procure the Company to purchase its shares at a price determined by the directors of the Company;

(c) the aggregate nominal amount of shares repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the authority pursuant to paragraph (a) shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

for re-appointment."; and

(b) by deleting Article 116 in its entirety and substituting therefor the following:

"116 Notwithstanding any other provisions in these Articles and subject to the manner of retirement by rotation of directors as from time to time prescribed under the Listing Rules, at each annual general meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the whole number nearest to and not less than one-third) shall retire from office such that each Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years at the annual general meeting, provided always that any Director appointed pursuant to Article 99 shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. The retiring Directors shall be eligible for re-election."; and

and **THAT** any director of the Company be and is hereby authorised to take such further action as he may, in his sole and absolute discretion thinks fit for and on behalf of the Company, to implement the aforesaid amendments to the existing articles of association of the Company."

LIST OF DIRECTORS OF THE COMPANY

As at the date of this announcement, the board of Directors comprises as below:–

Executive Directors:	*Independent non-executive Directors:*
Dr. Chan Kwok Keung, Charles	Mr. David Edwin Bussmann
Dr. Yap, Allan	Mr. Wong King Lam, Joseph
Ms. Chau Mei Wah, Rosanna	Mr. Sin Chi Fai
Ms. Chan Ling, Eva	
Mr. Li Bo	

Alternate Directors:
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

By Order of the Board
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 3 May 2005

Notes:

1. A shareholder entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy must be deposited at the share registrar of the Company, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting.

3. Delivery of an instrument appointing a proxy should not preclude a member from attending and voting in person at the above meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

4. In the case of joint holders of a share, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto to if more than one of such joint holders are present at the above meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

5. As at the date of this notice, the Board of Directors comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva and Mr. Li Bo as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai as independent non-executive directors.

File No. 82-3596

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
Stock code: 275

NATION FIELD LIMITED

(Incorporated in the British Virgin Islands with limited liability)

WELL ORIENT LIMITED

(Incorporated in Hong Kong with limited liability)

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)
Stock code: 235

GROUP DRAGON INVESTMENTS LIMITED

(Incorporated in the British Virgin Islands with limited liability)

POSTPONEMENT OF DESPATCH DATE OF DOCUMENTS

- Hanny has applied for a waiver from the strict compliance with Rules 14.38 and 14A.49 of the Listing Rules by extending the despatch date of the Hanny Circular to no later than 29th July, 2005.
- The China Strategic Circular is expected to be sent to the China Strategic Shareholders on or around 29th July, 2005.
- Application has been made by Well Orient for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of the later of fulfillment of the conditions to the China Strategic Group Reorganisation and approval by the Independent Hanny Shareholders of making of the GDI Offer.
- Application will be made by the Offeror for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of fulfillment of the conditions precedent to the Share Sale Agreement.

Reference is made to the joint announcement (the "Joint Announcement") issued by Hanny Holdings Limited, China Strategic Holdings Limited, Well Orient Limited, Nation Field Limited and Group Dragon Investments Limited dated 19th April, 2005. Terms used herein shall have the same meanings as those defined in the Joint Announcement unless the context requires otherwise.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Hanny Circular setting out, among other things, details of the Share Sale Agreement and the making of the GDI Offer, a notice convening a special general meeting of Hanny, the letter of recommendation from the independent board committee of Hanny and the letter of advice from AMS is required to be despatched to the Hanny Shareholders within 21 days after the publication of the Joint Announcement, being no later than 11th May, 2005. However, additional time is required for the preparation of, among other things, (i) the accountants' report on the GDI Group for the three years ended 31st December, 2004 and the four months ended 30th April, 2005; and (ii) other financial information on the Hanny Group which will be included in the

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Reference is made to the joint announcement (the "Joint Announcement") issued by Hanny Holdings Limited, China Strategic Holdings Limited, Well Orient Limited, Nation Field Limited and Group Dragon Investments Limited dated 19th April, 2005. Terms used herein shall have the same meanings as those defined in the Joint Announcement unless the context requires otherwise.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Hanny Circular setting out, among other things, details of the Share Sale Agreement and the making of the GDI Offer, a notice convening a special general meeting of Hanny, the letter of recommendation from the independent board committee of Hanny and the letter of advice from AMS is required to be despatched to the Hanny Shareholders within 21 days after the publication of the Joint Announcement, being no later than 11th May, 2005. However, additional time is required for the preparation of, among other things, (i) the accountants' report on the GDI Group for the three years ended 31st December, 2004 and the four months ended 30th April, 2005; and (ii) other financial information on the Hanny Group which will be included in the Hanny Circular. Accordingly, the directors of Hanny consider that the despatch of the Hanny Circular will have to be delayed. Hanny has applied for a waiver from the strict compliance with Rules 14.38 and 14A.49 of the Listing Rules by extending the despatch date of the Hanny Circular to no later than 29th July, 2005.

The China Strategic Circular containing, among other things, details of the China Strategic Group Reorganisation, the Capital Reorganisation, change of board lot size, a notice convening an extraordinary general meeting of China Strategic, the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules together with all relevant financial information is expected to be sent to the China Strategic Shareholders on or around 29th July, 2005.

Rule 8.2 of the Takeovers Code provides that an offer document should normally be posted by or on behalf of the offeror within 21 days of the date of announcement of the offer (or, in the case of a securities exchange offer, 35 days). Accordingly, the offer document in relation to the China Strategic Offer should be posted within 21 days of the date of the Joint Announcement whereas the offer document in relation to the GDI Offer should be posted within 35 days of the date of the Joint Announcement. Pursuant to Note 2 to Rule 8.2 of the Takeovers Code, the Executive's consent is required if the making of an offer is subject to the prior fulfillment of a pre-condition and the pre-condition cannot be fulfilled within the time period contemplated by Rule 8.2 of the Takeovers Code. Application has been made by Well Orient for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of the later of fulfillment of the conditions to the China Strategic Group Reorganisation and approval by the Independent Hanny Shareholders of making of the GDI Offer. Application will be made by the Offeror for the Executive's consent under Rule 8.2 of the Takeovers Code to extend the deadline for the despatch of the offer document to within 7 days of fulfillment of the conditions precedent to the Share Sale Agreement.

A composite offer and response document of China Strategic setting out details of the China Strategic Offer (accompanied by the acceptance and transfer form) and incorporating the letter of recommendation from the independent board committee of China Strategic and the letter of advice from Hercules on the China Strategic Offer will be sent to the China Strategic Shareholders in accordance with the Takeovers Code.

Another composite offer and response document of GDI setting out details of the GDI Offer (accompanied by the acceptance and transfer form), information on Hanny and incorporating the letter of recommendation from the independent board committee of GDI and the letter of advice from Hercules on the GDI Offer will be sent to the shareholders of GDI in accordance with the Takeovers Code.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Mr. Lui Siu Tsuen, Richard
Mr. Chan Kwok Hung

Non-executive Directors:
Mr. Fok Kin-ning, Canning
Mr. Ip Tak Chuen, Edmond
Mr. Cheung Hon Kit
Ms. Shih, Edith
(Alternate to Mr. Fok Kin-ning, Canning)

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph

As at the date of this announcement, the directors of China Strategic are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

Independent Non-executive Directors:
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Siu Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Cheng Wai Chu, Judy
Company Secretary

By order of the board
NATION FIELD LIMITED
Gao Yang
Director

By order of the board
WELL ORIENT LIMITED
Lui Siu Tsuen, Richard
Director

By order of the board
CHINA STRATEGIC HOLDINGS LIMITED
Chan Yan Yan, Jenny
Company Secretary

By order of the board
GROUP DRAGON INVESTMENTS LIMITED
Chan Ling, Eva
Director

Hong Kong, 10th May, 2005

The sole director of the Offeror accepts full responsibility for the accuracy of the information contained in this announcement other than that relating to the Hanny Group and China Strategic Group and confirms, having made all reasonable enquiries, that to the best of his knowledge, opinions expressed in this announcement other than those relating to the Hanny Group and China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Offeror and the China Strategic Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to Offeror and the China Strategic Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

The directors of China Strategic jointly and severally accept full responsibility for the accuracy of the information contained in this announcement other than that relating to the Offeror and the Hanny Group and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement other than those relating to the Offeror and the Hanny Group have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

File No. 82-3596

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Strategic Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other material facts not contained herein the omission of which would make any statement contained in this circular misleading.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(Incorporated in Hong Kong with limited liability)
(Stock Code: 235)

PROPOSALS FOR RE-ELECTION OF DIRECTORS
GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES
AMENDMENTS TO ARTICLES OF ASSOCIATION
AND
NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of China Strategic Holdings Limited to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 29 June 2005 at 11:00 a.m. is set out on pages 14 to 18 of this circular. Whether or not you intend to attend the meeting, you are advised to read this circular and to complete the accompanying form of proxy in accordance with the instructions printed thereon and return the same to the registrar of the Company, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the meeting or any adjournment thereof should you so wish.

3 May 2005

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context otherwise requires:

"AGM"	the annual general meeting of the Company to be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 29 June 2005 at 11:00 a.m. or any adjournment thereof
"Articles"	the articles of association of the Company (as amended from time to time)
"associate(s)"	has the meaning ascribed to it under the Listing Rules
"Auditors"	the auditors for the time being of the Company
"Board"	the board of Directors or a duly authorised committee of the board of Directors
"business day"	has the meaning ascribed to it under the Listing Rules
"Code"	The Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, the Shares of which are listed on the main board of the Stock Exchange
"connected person"	has the meaning ascribed to it under the Listing Rules
"Directors"	the directors of the Company
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"Hanny"	Hanny Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	28 April 2005 being the latest practicable date prior to the printing of this circular for ascertaining certain information for inclusion in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange (as modified from time to time)

"Memorandum"	the memorandum of association of the Company (as amended from time to time)
"Notice of AGM"	the notice convening the AGM as set out on pages 14 to 18 of this circular
"Paul Y."	Paul Y. – ITC Construction Holdings Limited, a company incorporated in Bermuda with limited liability, the shares of which are listed on the main board of the Stock Exchange
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Shareholder(s)"	the holder(s) of the Share(s)
"Share(s)"	ordinary share(s) of HK$0.10 each in the Company
"Share Option Scheme"	the share option scheme adopted by the Company at an extraordinary general meeting of the Company held on 4 June 2002
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a company which is for the time being a subsidiary (within the meaning of section 2(4) of the Companies Ordinance) of the Company
"Substantial shareholder"	has the meaning ascribed to it under the Listing Rules
"Takeovers Code"	Hong Kong Code on Takeovers and Mergers
"%"	per cent.

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(Incorporated in Hong Kong with limited liability)
(Stock Code: 235)

Executive Directors
Dr. Chan Kwok Keung, Charles
Dr. Yap, Allan
Ms. Chau Mei Wah, Rosanna
Ms. Chan Ling, Eva
Mr. Li Bo

Registered Office:
8th Floor
Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Independent non-executive Directors
Mr. David Edwin Bussmann
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

Alternate Directors
Mr. Chan Kwok Hung
(Alternate to Dr. Chan Kwok Keung, Charles)
Mr. Lui Siu Tsuen, Richard
(Alternate to Dr. Yap, Allan)

3 May 2005

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS
GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES
AMENDMENTS TO ARTICLES OF ASSOCIATION
AND
NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding resolutions to be proposed at the AGM relating to: (i) the re-election of Directors; (ii) the granting to the Directors of general mandates for the issue of Shares and the repurchase of Shares up to 20% and 10% respectively of the aggregate nominal amount of the Company's issued share capital as at the date of the passing of such resolutions; and (iii) the proposed amendments to the Articles.

RE-ELECTION OF DIRECTORS

The Board currently consists of ten Directors, namely Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva, Mr. Li Bo, Mr. Chan Kwok Hung (as alternate Director to Dr. Chan Kwok Keung, Charles), Mr. Lui Siu Tsuen, Richard (as alternate Director to Dr. Yap, Allan), Mr. David Edwin Bussmann, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai.

Pursuant to Article 116 of the Articles, at each annual general meeting of the Company, one third of the Directors for the time being or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. Pursuant to the existing Article 99 of the Articles, the Board shall have power from time to time and at any time to appoint any person as a Director either to fill a causal vacancy or as an addition to the Board. Any Director so appointed shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election, but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

Pursuant to Article 116 of the Articles, Ms. Chau Mei Wah, Rosanna and Mr. David Edwin Bussmann shall retire by rotation and, being eligible, offer themselves for re-election at the AGM. In addition, Mr. Wong King Lam, Joseph, Mr. Li Bo and Mr. Sin Chi Fai, being Directors appointed by the Board after the annual general meeting of the Company held on 29 June 2004, will hold office only until the AGM pursuant to the Article 99 of the Articles and, being eligible, offer themselves for re-election as Directors. All the retiring Directors are eligible for re-election.

Article 120 of the Articles provides that no person, other than a retiring Director, shall, unless recommended by the Board for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company during the period commencing no earlier than the day after the despatch of the notice of the general meeting appointed for such election and ending no later than seven days prior to the date of such general meeting.

Accordingly, if a Shareholder wishes to nominate a person to stand for election as a Director at the AGM, notice of his intention to propose such person for election as a Director and the notice executed by the nominee of his willingness to be elected must be validly served at the registered office of the Company at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on or before 18 May 2005.

A brief biographical details of the retiring Directors are set out in Appendix I to this circular. If a valid notice from a Shareholder to propose a person to stand for election as a Director at the AGM is received after the printing of this circular, the Company will issue a supplementary circular to inform Shareholders of the details of the additional candidate proposed.

GENERAL MANDATES TO ISSUE SHARES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 29 June 2004, ordinary resolutions were passed to grant general mandates authorising the Directors (i) to allot, issue and deal with Shares of the Company not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company at that date ("Existing Issue Mandate"); and (ii) to repurchase securities of the Company not exceeding 10% of the issued share capital of the Company at that date ("Existing Repurchase Mandate").

The Existing Issue Mandate and the Existing Repurchase Mandate will expire upon the conclusion of the AGM. The Directors consider that the Existing Issue Mandate and the Existing Repurchase Mandate increase the flexibility in the Company's affairs and are in the interests of the Shareholders, and that the same shall continue to be adopted by the Company.

New general mandates to allot, issue and deal with Shares of the Company up to 20% and to repurchase Shares up to 10% of the issued share capital of the Company as at the date of passing of the resolutions ("Share Repurchase Mandate") as set out in Resolutions 4(A) and 4(B) respectively of the Notice of AGM will be proposed at the AGM. Resolution authorising the extension of the general mandate to the Directors to issue Shares to include the aggregate nominal amount of such Shares repurchased (if any) under the Share Repurchase Mandate is to be proposed as Resolution 4(C) at the AGM.

With reference to the proposed new general mandates, the Directors wish to state that they have no immediate plans to issue any new securities or repurchase any Shares pursuant to the relevant mandates.

An explanatory statement containing the particulars required by the Listing Rules to enable the Shareholders to make an informed view on whether to vote for or against Resolution 4(B) to be proposed at the AGM in relation to the proposed Share Repurchase Mandate are set out in Appendix II to this circular.

AMENDMENTS TO ARTICLES OF ASSOCIATION

On 19 November 2004, the Stock Exchange has issued the Code which came into effect on 1 January 2005. The Code provides that, among others, every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years (Code A4.2) and the addition of a new Appendix 23 on the requirement for a Corporate Governance Report to be included in annual reports of listed issuers. The Company has reviewed its corporate governance practices with reference to the Code and the Articles and considers that it is necessary to bring the Articles in line with the latest amended Listing Rules, in particular, Code A4.2.

To ensure compliance with the latest amended Listing Rules, the Board considers that it is in the interest of the Company to amend the Articles.

Under the Articles of Association, the Company may by special resolution in general meeting at any time alter or amend its memorandum and articles of association in whole or in part. Details of the proposed amendments to the Articles of Association are set out in Appendix III to this circular.

ANNUAL GENERAL MEETING

A Notice of AGM is set out on pages 14 to 18 of this circular. At the AGM, in addition to the ordinary business of the meeting, ordinary resolutions in respect of the general mandates to issue Shares and repurchase Shares and a special resolution in respect of the amendments to the Articles will be proposed at the AGM.

A form of proxy for the AGM is also enclosed with this circular. Whether or not you are able to attend the AGM, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the office of the registrar of the Company, Standard Registrars Limited, at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the AGM. Completion and return of the form of proxy shall not preclude you from attending and voting in person at the AGM or any adjourned meeting thereof should you so desire.

Pursuant to Article 80 of the Articles, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded (i) by the Chairman of the meeting; or (ii) by at least three members present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy for the time being entitled to vote at the meeting; or (iii) by any member or members present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or (iv) by a member or members present in person (or, in the case of a Shareholder being a corporation, by its duly authorised representative) or by proxy and holding Shares in the Company conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

The Directors consider that the proposed ordinary resolutions for approving the re-election of the retiring Directors, the grant of general mandates to issue Shares and repurchase Shares, and to add the aggregate nominal amount of Shares that may be repurchased to the aggregate nominal amount of the Shares that may be allotted pursuant to the general mandate to issue Shares, and the proposed special resolution for the amendments to the Articles are each in the best interests of the Company and the Shareholders as a whole, and accordingly, recommend all Shareholders to vote in favour of all the resolutions to be proposed at the AGM.

GENERAL INFORMATION

Your attention is drawn to the additional information set out in the Appendices to this circular. The English text of this circular shall prevail over the Chinese text.

Yours faithfully,
For and on behalf of the Board
China Strategic Holdings Limited
Dr. Chan Kwok Keung, Charles
Chairman

The biographical details of the Directors proposed to be re-elected at the forthcoming AGM are set out as follows:

Ms. Chau Mei Wah, Rosanna, aged 50, joined in the Company in 2000 as an executive director of the Company. She has over 25 years' experience in international corporate management and finance. Ms. Chau holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Institute of Certified Public Accountants, the CPA Australia and the Certified General Accountants' Association of Canada. She is the managing director of ITC Corporation Limited and an executive director of Paul Y. - ITC Construction Holdings Limited, companies whose shares are listed on the Stock Exchange. Ms. Chau is also a director of Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange.

As at the Latest Practicable Date, Ms. Chau did not have any interests in shares of the Company within the meaning of Part XV of the SFO. There is no service contract, which is not determinable by the Company within the period without payment of compensation (other than statutory compensation), entered into between Ms. Chau and the Company or any of its subsidiaries. Ms. Chau will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Since her appointment as an executive director of the Company, Ms. Chau has not received any remuneration or director's fee for performance of her duties as an executive director of the Company.

Mr. David Edwin Bussmann, aged 51, has been appointed an independent non-executive director of the Company since February 2000. Mr. Bussmann has more than 20 years experience in the investment and finance field, and is very familiar with investment issues related to China, as well as sectors such as technology, real estate, and direct investment. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia. Mr. Bussmann is also an independent non-executive director of China Enterprises Limited, whose shares are traded on the OTC Bulletin Board in the United States of America.

Save as disclosed above, Mr. Bussmann does not have any directorship in any listed companies in the past three years. He had not previously held any other position with the Company or any of its subsidiaries, save as disclosed above, does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Bussmann did not have any interests in shares of the Company within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Bussmann, he is entitled to an annual director's fee of HK$150,000.00 for the performance of his duties as an independent non-executive and a member of audit committee of the Company (subject to review by the Board from time to time). The annual director's fee payable to Mr. Bussmann is determined by the Board with reference to his duties and responsibilities and is in line with that payable to other independent non-executive directors of the Company.

Mr. Li Bo, aged 33, graduated from Beijing Foreign Studies University with bachelor's degree and was appointed as an executive director of the Company on 7 January 2005. Mr. Li has financial management experience in a textile company, management experience in public company and experience in the field of M&A business. Mr. Li has served a Hi-tech company in the PRC, meanwhile involved in managing a subsidiary listed as an A-share company, and preparing listing procedure of that Hi-tech company on Hong Kong stock market. Mr. Li had served governmental departments with experience of dealing with diplomatic affairs. Mr. Li had engaged in the research of capital markets and privatization of countries in transition. Mr. Li had also worked at the representative office in Beijing for an US securities company, providing consulting advisory services for Chinese clients intending to go public in the USA.

There is no service contract, which is not determinable by the Company within the period without payment of compensation (other than statutory compensation), entered into between Mr. Li and the Company or any of its subsidiaries. Mr. Li will be subject to retirement by rotation and re-election at the annual general meeting of the Company in accordance with the Company's Articles of Association. Since his appointment as an executive director of the Company, Mr. Li has not received any remuneration or director's fee for performance of his duties as an executive director of the Company.

Save as disclosed above, Mr. Li does not have any directorships in any listed companies in the past three years. He has not previously held any position with the Company or its subsidiaries and, save as disclosed above, does not have any relationship with any directors, senior management or substantial or controlling shareholders of the Company. As at the Latest Practicable Date, Mr. Li did not have any interests in shares of the Company within the meaning of Part XV of the SFO.

Mr. Sin Chi Fai, aged 45, was appointed an independent non-executive director and a member of the audit committee of the Company on 19 January 2005. Mr. Sin is also a director and a shareholder of a Singapore company engaged in the distribution of data storage media and computer related products in Asian countries. He obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 10 years' experience in banking field and has 10 years' sales and marketing experience in information technology industries.

Mr. Sin is also an independent non-executive director of Wing On Travel (Holdings) Limited and Capital Estate Limited. All of the above companies are public companies whose shares are listed on the Stock Exchange. Save as disclosed above, Mr. Sin does not have any directorship in any listed companies in the past three years. He has not previously held any position with the Company or its subsidiaries and, save as disclosed above, does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Sin did not have any interests in shares of the Company within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Sin. Mr. Sin is entitled to an annual director's fee of Singapore dollars 10,000.00 for the performance of his duties as an independent non-executive and a member of audit committee of the Company (subject to review by the Board from time to time). The annual director's fee payable to Mr. Sin is determined by the Board with reference to his duties and responsibilities and is in line with that payable to other independent non-executive directors of the Company.

Mr. Wong King Lam, Joseph, aged 52, was appointed an independent non-executive director and a member of the audit committee of the Company on 30 September 2004. Mr. Wong is currently the chief executive officer of a renowned automobile services company in Hong Kong. Mr. Wong is a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. He has more than 24 years' extensive experience in auditing, corporate and financial management with a number of companies in different business sectors which include an international accounting firm and a local listed company.

Mr. Wong is also an independent non-executive director of Hanny Holdings Limited which is a substantial shareholder of the Company, Tungtex (Holdings) Company Limited and Wing On Travel (Holdings) Limited. All of the above companies are public companies whose shares are listed on the Stock Exchange. Save as disclosed above, Mr. Wong does not have any directorship in any listed companies in the past three years. He has not previously held any position with the Company or its subsidiaries and, save as disclosed above, does not have any relationships with any directors, senior management or substantial or controlling shareholders of the Company.

As at the Latest Practicable Date, Mr. Wong did not have any interests in shares of the Company within the meaning of Part XV of the SFO. There is no service contract entered into between the Company and Mr. Wong. Mr. Wong is entitled to a director's fee of HK$25,000 for the period from 30 September, 2004 to 31 March, 2005 for the performance of his duties as an independent non-executive and a member of audit committee of the Company (subject to review by the Board from time to time). The annual director's fee payable to Mr. Wong is determined by the Board with reference to his duties and responsibilities and is in line with that payable to other independent non-executive directors of the Company.

This is an explanatory statement as required under the Listing Rules in connection with the resolution authorising the Share Repurchase Mandate proposed to be considered, and if thought fit, passed by shareholders of the Company at the AGM. The Listing Rules provide that all repurchases of securities by a company with its primary listing on the Stock Exchange must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions. This explanatory statement also constitutes the memorandum required under Section 49 BA(3) of the Companies Ordinance.

Share Capital

As at the Latest Practicable Date, the issued share capital of the Company comprised 881,595,087 Shares of HK$0.10 each and there were no share options outstanding under the Share Option Scheme entitling holders thereof to subscribe for Shares.

Subject to the passing of the resolution granting the proposed mandate to repurchase Shares and on the basis that no further Shares are issued or repurchased before the AGM, the Company will be allowed to repurchase a maximum of 88,159,508 Shares during the period ending on the earlier of the conclusion of the next annual general meeting of the Company or the date by which the next annual general meeting of the Company is required to be held by the Articles or any applicable laws or the date upon which such authority is revoked or varied by a resolution of the Shareholders in general meeting.

Reasons for Repurchase

The Directors believe that it is in the best interests of the Company and the Shareholders as a whole for the Directors to have a general authority from the Shareholders to enable the Company to repurchase Shares on the Stock Exchange. Such purchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets and/or earnings per Share and will only be made when the Directors believe that such a purchase will benefit the Company and its shareholders.

Funding of Repurchase

In repurchasing Shares, the Company may only apply funds legally available for such purpose in accordance with its Memorandum and Articles and the Companies Ordinance. The Companies Ordinance provides that the amount of capital repaid in connection with a share repurchase may only be paid from the distributable profits of the Company and/or the proceeds of a new issue of Shares made for the purpose of the repurchase to such extent allowable under the Companies Ordinance.

In the event that the proposed share repurchases were to be carried out in full at any time during the proposed repurchase period, the working capital or gearing position of the Company might be materially different as compared with the position disclosed in the audited consolidated accounts for the year ended 31 December 2004. However, the Directors do not propose to exercise the Share Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

Undertaking

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the Companies Ordinance.

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, their associates, have any present intention to sell any Shares to the Company under the Share Repurchase Mandate if such Mandate is approved by the Shareholders.

As at the Latest Practicable Date, no connected person (as defined in the Listing Rules) has notified the Company that he/she has a present intention to sell Shares to the Company or have undertaken not to do so in the event that the Share Repurchase Mandate is approved by the Shareholders.

Effect of the Takeovers Code

If on the exercise of the power to repurchase Shares pursuant to the Share Repurchase Mandate, a shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition and may give rise to an obligation to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, each of Paul Y. and Hanny beneficially held 258,819,795 Shares and 258,819,794 Shares respectively, each representing approximately 29.36% of the existing issued share capital of the Company and in aggregate approximately 58.72% of the existing issued share capital of the Company. In the event that the Directors exercise in full the power to repurchase Shares which are proposed to be granted pursuant to the Share Repurchase Mandate and assuming no further Shares are issued by the Company, the increase in the shareholding of each of Paul Y. and Hanny in the Company to approximately 32.62% of the issued share capital of the Company and 64.24% of the issued share capital of the Company in aggregate.

Such increase will not give rise to an obligation to make a mandatory offer under Rules 26 and 32 of the Takeovers Code. The Directors have no present intention to exercise the Share Repurchase Mandate to such an extent as would result in takeover obligations.

Assuming that there is no further issue of Shares between the Latest Practicable Date and date of repurchase, the exercise of Repurchase Mandate whether in whole or in part will not result in less than 25% of the issued share capital of the Company being held by the public as required by Rule 8.08 of the Listing Rules. The Directors have no intention to exercise the Repurchase Mandate to an extent as may result in a public shareholding of less than such prescribed percentage.

Share Purchase made by the Company

The Company had not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

Share Prices

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous 12 months preceding the Latest Practicable Date were as follows:

	Highest	Lowest
	HK$	*HK$*
Year 2004		
April	0.57	0.47
May	0.50	0.33
June	0.45	0.37
July	0.47	0.33
August	0.37	0.29
September	0.50	0.31
October	0.66	0.47
November	0.76	0.52
December	0.57	0.45
Year 2005		
January	0.73	0.46
February	0.65	0.55
March	0.57	0.54
April *(Note)*	1.02	0.54

Note:

As up to the Latest Practicable Date

Details of the proposed amendments to Articles are set out as follows:

1. ARTICLE 99

The existing Article 99 be amended by:

(i) deleting the existing Article 99 which is set out below in its entirety:

"The Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed by the Directors shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-appointment.";

(ii) and replacing it with the following:

"Without prejudice to the power of the Company in general meeting in accordance any of the provision of these Articles to appoint any person to be a Director, the Directors shall have power from time to time and at any time to appoint any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed by the Directors shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to their number), and shall then be eligible for re-appointment."

2. ARTICLE 116

The existing Article 116 be amended by:

(i) deleting the existing Article 116 which is set out below in its entirety:

"At each annual general meeting one third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election.";

(ii) and replacing it with the following:

"Notwithstanding any other provisions in these Articles and subject to the manner of retirement by rotation of directors as from time to time prescribed under the Listing Rules, at each annual general meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the whole number nearest to but not less than one-third) shall retire from office such that each Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years at the annual general meeting, provided always that any Director appointed pursuant to Article 99 shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. The retiring Directors shall be eligible for re-election."

CHINA STRATEGIC HOLDINGS LIMITED
(中策集團有限公司)

(Incorporated in Hong Kong with limited liability)
(Stock Code: 235)

NOTICE IS HEREBY GIVEN THAT the annual general meeting of CHINA STRATEGIC HOLDINGS Limited (the "Company") will be held at 11th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on 29 June 2005 at 11:00 a.m. for the following purposes:

AS ORDINARY BUSINESS

1. To receive and consider the report of the directors, audited financial statements and auditors' report for the year ended 31 December 2004.

2. To re-elect retiring directors and to authorise the board of directors to fix the directors' remuneration.

3. To re-appoint auditors and to authorise the board of directors to fix their remuneration.

AS SPECIAL BUSINESS

4. To consider and, if thought fit, pass with or without modifications, each of the following resolutions as an ordinary resolution of the Company:

A. **"THAT:-**

(a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such power be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) shall authorise the directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such power after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in paragraph (a), otherwise than pursuant to: (i) a Rights Issue; (ii) the exercise of the subscription

rights or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company; (iii) any share option scheme or similar arrangement for the time being adopted for the grant or issue to officers and/or employees of the Company and/or any of its subsidiaries of shares or rights to acquire shares of the Company; or (iv) any scrip dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution; and

(d) for the purposes of this resolution:-

"**Relevant Period**" means the period from the passing of this resolution until whichever is the earlier of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"**Rights Issue**" means an offer of shares open for a period fixed by the directors of the Company to holders of shares of the Company or any class thereof on the register on a fixed record date in proportion to their then holdings of such shares or any class thereof (subject to such exclusion or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in any territory outside Hong Kong).

B. **"THAT:-**

(a) subject to paragraph (c), the exercise by the directors of the Company during the Relevant Period of all powers of the Company to repurchase issued shares in the capital of the Company on The Stock Exchange of Hong Kong Limited, and that the exercise by the directors of all the powers of the Company to repurchase such shares, subject to and in accordance with all applicable laws or the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, be and is hereby generally and unconditionally approved;

(b) in addition, the approval in paragraph (a) shall authorise the directors on behalf of the Company during the Relevant Period to procure the Company to purchase its shares at a price determined by the directors of the Company;

(c) the aggregate nominal amount of shares repurchased or agreed conditionally or unconditionally to be repurchased by the Company pursuant to the approval in paragraph (a) during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution, and the authority pursuant to paragraph (a) shall be limited accordingly; and

(d) for the purposes of this resolution:

"**Relevant Period**" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or any applicable law to be held; and

(iii) the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

C. "**THAT** conditional upon the passing of resolutions no. 4A and 4B as set out in the notice convening the meeting of which these resolutions form part, the aggregate nominal amount of the shares in the capital of the Company which are repurchased by the Company pursuant to and in accordance with the said resolution no. 4B shall be added to the aggregate nominal amount of the shares in the Company that may be allotted or agreed conditionally or unconditionally to be allotted by the directors of the Company pursuant to and in accordance with resolution no. 4A as set out in the notice convening the meeting of which this resolution forms part."

SPECIAL RESOLUTION

5. To consider and, if thought fit, pass the following resolution as a special resolution of the Company:

"**THAT** the Articles of Association of the Company be amended as follow:

(a) by deleting Article 99 in its entirety and substituting therefor the following:

"99 Without prejudice to the power of the Company in general meeting in accordance any of the provision of these Articles to appoint any person to be a Director, the Directors shall have power from time to time and at any time to appoint

any person as a Director either to fill a casual vacancy or as an addition to the Board. Any Director so appointed by the Directors shall hold office only until the next following general meeting of the Company (in the case of filling a casual vacancy) or until the next following annual general meeting of the Company (in the case of an addition to their number), and shall then be eligible for re-appointment."; and

(b) by deleting Article 116 in its entirety and substituting therefor the following:

"116 Notwithstanding any other provisions in these Articles and subject to the manner of retirement by rotation of directors as from time to time prescribed under the Listing Rules, at each annual general meeting, one-third of the Directors for the time being (or, if their number is not a multiple of three, the whole number nearest to and not less than one-third) shall retire from office such that each Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years at the annual general meeting, provided always that any Director appointed pursuant to Article 99 shall not be taken into account in determining the Directors who are to retire by rotation at such meeting. The retiring Directors shall be eligible for re-election."; and

and **THAT** any director of the Company be and is hereby authorised to take such further action as he may, in his sole and absolute discretion thinks fit for and on behalf of the Company, to implement the aforesaid amendments to the existing articles of association of the Company."

By Order of the Board
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 3 May 2005

Notes:

1. A shareholder entitled to attend and vote at the above meeting is entitled to appoint one or more proxies to attend and vote on his behalf. The proxy need not be a shareholder of the Company.

2. In order to be valid, a form of proxy must be deposited at the share registrar of the Company, Standard Registrars Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of that power or authority, not less than 48 hours before the time for holding the meeting.

3. Delivery of an instrument appointing a proxy should not preclude a member from attending and voting in person at the above meeting or any adjournment thereof and in such event, the instrument appointing a proxy shall be deemed to be revoked.

4. In the case of joint holders of a share, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she were solely entitled thereto to if more than one of such joint holders are present at the above meeting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

5. As at the date of this notice, the Board of Directors comprises Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan, Ms. Chau Mei Wah, Rosanna, Ms. Chan Ling, Eva and Mr. Li Bo as executive directors, Mr. Chan Kwok Hung and Mr. Lui Siu Tsuen, Richard as alternate directors to Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively and Mr. David Edwin Bussmann, Mr. Wong King Lam, Joseph and Mr. Sin Chi Fai as independent non-executive directors.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之中策集團有限公司股份全部**售出或轉讓**，應立即將本通函及隨附之代表委任表格送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函載有上市規則規定之詳情，以提供有關本公司之資料。各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏其他事實，致使本通函所載任何聲明有所誤導。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA STRATEGIC HOLDINGS LIMITED

（中策集團有限公司）

（於香港註冊成立之有限公司）

（股份代號：235）

建議重選董事、
發行及購回股份之一般授權、
修訂組織章程細則
及
股東週年大會通告

中策集團有限公司謹訂於二零零五年六月二十九日上午十一時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，大會通告載於本通函第14至18頁。無論　閣下能否親身出席大會，務請盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟在任何情況下最遲須於大會或其任何續會指定舉行時間48小時前交回。填妥並交回代表委任表格後，　閣下仍可依願親自出席大會或其任何續會，並於會上投票。

二零零五年五月三日

目　錄

頁次

釋　義

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「股東週年大會」	指	本公司謹訂於二零零五年六月二十九日上午十一時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行之股東週年大會或其任何續會
「細則」	指	本公司之組織章程細則(經不時修訂)
「聯繫人士」	指	具上市規則所賦予之相同涵義
「核數師」	指	本公司現時之核數師
「董事會」	指	董事會或獲正式授權之董事委員會
「營業日」	指	具上市規則賦予之相同涵義
「守則」	指	上市規則附錄十四所載之企業管治常規守則
「公司條例」	指	香港法例第32章公司條例
「本公司」	指	中策集團有限公司，於香港註冊成立之有限公司，其股份於聯交所主板上市
「關連人士」	指	具上市規則所賦予之相同涵義
「董事」	指	本公司之董事
「港元」	指	香港法定貨幣港元
「錦興」	指	錦興集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零五年四月二十八日，即本通函印發前可確定本通函所述若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則(經不時修訂)

「大綱」	指	本公司之組織章程大綱(經不時修訂)
「股東週年大會通告」	指	本通函第14至18頁所載召開股東週年大會之通告
「保華」	指	保華德祥建築集團有限公司，於百慕達註冊成立之有限公司，其股份於聯交所主板上市
「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股東」	指	股份之持有人
「股份」	指	本公司股本中每股面值0.10港元之普通股
「購股權計劃」	指	本公司於二零零二年六月四日舉行之股東特別大會上採納之購股權計劃
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	現時為本公司附屬公司(定義見公司條例第2(4)條)之公司
「主要股東」	指	具上市規則所賦予之相同涵義
「收購守則」	指	香港公司收購及合併守則
「%」	指	百分比

CHINA STRATEGIC HOLDINGS LIMITED
（中策集團有限公司）

（於香港註冊成立之有限公司）

（股份代號：235）

執行董事：
陳國強博士
Yap, Allan博士
周美華女士
陳玲女士
李波先生

獨立非執行董事：
卜思問先生
黃景霖先生
冼志輝先生

替任董事：
陳國鴻先生
（替任陳國強博士）
呂兆泉先生
（替任Yap, Allan博士）

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心
8樓

敬啟者：

建議重選董事、
發行及購回股份之一般授權、
修訂組織章程細則
及
股東週年大會通告

緒言

本通函旨在向閣下提供有關將於股東週年大會上提呈之決議案之資料，決議案乃關於：(i)重選董事；(ii)授予董事發行及購回分別最多達有關決議案通過當日本公司已發行股本總面值20%及10%之股份之一般授權；及(iii)建議修訂細則。

重選董事

董事會現時由十名董事組成，即陳國強博士、Yap, Allan博士、周美華女士、陳玲女士、李波先生、陳國鴻先生（為陳國強博士之替任董事）、呂兆泉先生（為Yap, Allan博士之替任董事）、卜思問先生、黃景霖先生及冼志輝先生。

根據細則第116條，於本公司每屆股東週年大會上，當時之三分一董事（或若其人數並非三或三之倍數，則以最接近三分一之人數為準）將會退任。每年須予退任之董事為上次獲選後任期最長之董事，但若多位董事於同一日成為董事，則以抽籤決定須予告退之董事名單（除非彼等之間另有協定）。退任董事將符合資格可膺選連任。根據現有細則第99條，董事會有權不時及於任何時候委任任何人士為董事，以填補空缺或作為董事會新成員。就此獲委任之任何董事之任期將僅至本公司下屆股東週年大會為止，隨後並符合資格可膺選連任，但不應計入須於該次大會上輪席告退之董事人數內。

根據細則第116條，周美華女士及卜思問先生須於股東週年大會上輪流告退，且符合資格及願意膺選連任。此外，根據細則第99條，黃景霖先生、李波先生及冼志輝先生（彼等乃於本公司在二零零四年六月二十九日舉行之股東週年大會後獲董事會委任為董事）之任期將僅至股東週年大會為止，且符合資格及願意膺選連任董事。所有退任董事均合符資格可膺選連任。

細則第120條訂明，除非在不早於寄發有關選舉之股東大會通告後之日起至不遲於該股東大會舉行日期前七日止之期間內，本公司收到建議推選該名人士為董事之書面意向通知及該名人士自願當選之書面意向通知，否則概無人士（退任董事除外）合資格於股東大會上膺選董事，惟獲董事會提名膺選之人士則除外。

因此，倘股東有意提名人士於股東週年大會上參選董事，則須於二零零五年六月十七日或以前，將其建議推選該名人士為董事之意向通知及獲提名人士自願當選之已簽署意向通知有效地交回本公司之註冊辦事處，地址為香港九龍觀塘鴻圖道51號保華企業中心8樓。

退任董事之簡歷詳情載於本通函附錄一內。倘於本通函印發後接獲股東提名人士於股東週年大會上膺選董事之有效通知，本公司將另行刊發一份補充通函，以知會股東有關候選新成員之詳情。

發行股份及購回股份之一般授權

於二零零四年六月二十九日舉行之股東週年大會上，授予董事權力(i)配發、發行及處理不超過本公司於當日之已發行股本總面值20%之本公司股份(「現有發行授權」)；及(ii)購回不超過本公司於當日之已發行股本10%之本公司證券(「現有購回授權」)之一般授權之普通決議案已獲得通過。

現有發行授權及現有購回授權將於股東週年大會結束後屆滿。董事認為現有發行授權及現有購回授權提高本公司於財務上之靈活性，並符合股東之利益，因此，本公司應繼續採納有關授權。

於股東週年大會上提呈配發、發行及處理最多達本公司於有關決議案通過當日本公司已發行股本20%之本公司股份，以及購回最多達本公司於決議案通過當日本公司已發行股本10%之股份(「股份購回授權」)之新一般授權，已分別載於股東週年大會通告內第4(A)及4(B)號決議案。授權將董事發行股份之一般授權擴大至包括根據股份購回授權所購回之股份(如有)之總面值之決議案，將於股東週年大會上提呈為第4(C)號決議案。

茲提述建議之新一般授權，董事謹此表明彼等並無根據有關授權發行任何新證券或購回任何股份之即時計劃。

載有上市規則所規定資料之說明函件載於本通函附錄二，以便股東可就將於股東週年大會上提呈有關建議股份購回授權之第4(B)號決議案投贊成票或反對票作出知情決定。

修訂組織章程細則

於二零零四年十一月十九日，聯交所頒佈守則，並將於二零零五年一月一日起生效。守則訂明(其中包括)以下事項：各董事(包括有特定任期之董事)須最少每三年輪流退任一次(守則A4.2)，而新增之附錄23則規定，上市發行人須於年報內加入公司管治報告。本公司已參照守則及細則審閱其公司管治常規，並認為細則須與最近修訂之上市規則(尤其為第A4.2項守則)一致。

為確保符合最新修訂之上市規則，董事會認為修訂細則符合本公司之利益。

根據組織章程細則，本公司可隨時於股東大會上提出特別決議案，以修改或修訂組織章程大綱及細則之全部或任何部份。組織章程細則修訂建議之詳情載於本通函附錄三。

股東週年大會

股東週年大會通告載於本通函第14至18頁。於股東週年大會上，除大會之一般事務外，會上亦將提呈有關發行股份及購回股份之一般授權之普通決議案，以及有關修訂細則之特別決議案。

本通函隨附股東週年大會之代表委任表格。無論 閣下能否親身出席股東週年大會，務請盡快按照隨附代表委任表格上印列之指示填妥表格並交回本公司之股份過戶登記處標準証券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，惟在任何情況下最遲須於股東週年大會指定舉行時間48小時前交回。填妥並交回代表委任表格後， 閣下仍可依願親自出席股東週年大會或其任何續會，並於會上投票。

根據細則第80條，於大會上提呈之每項決議案須以舉手投票方式表決，惟下列人士於(宣佈舉手投票之結果時或之前或撤回其他點票表決之要求時)要求以點票方式表決則除外：(i)大會主席；或(ii)至少三名親身出席或委派代表出席而於當時有權於大會上投票之股東(或倘股東為公司，則為其正式授權之代表)；或(iii)任何親身出席或透過委派代表出席而於當時有權於大會上投票權不少於全體股東總投票權十分之一之股東(或倘股東為公司，則為其正式授權之代表)；或(iv)任何親身出席或透過委派代表出席，並持有本公司股份之股東(或倘股東為公司，則為其正式授權之代表)，有關股份賦予持有人在大會上之投票權，數目最少佔全部具備此權利股份之繳足總額之十分之一。

推薦意見

董事認為，所提呈有關批准重選退任董事、授予發行股份及購回股份之一般授權、將所購回股份之總面值加入根據發行股份之一般授權可予配發之股份總面值之普通決議案，以及所提呈有關修訂細則之特別決議案，均符合本公司及股東之整體最佳利益，因此，董事建議全體股東投票贊成將於股東週年大會上提呈之所有決議案。

一般資料

務請 閣下垂注本通函各附錄所載之其他資料。本通函中英文版如有歧義，概以英文版為準。

此致

列位股東 台照

代表董事會
中策集團有限公司
主席
陳國強博士
謹啟

二零零五年五月三日

建議將於應屆股東週年大會上重選之董事履歷詳情載列如下：

周美華女士，現年50歲，於二零零年加入本公司，為本公司之執行董事。彼於國際企業管理及財務方面擁有逾25年經驗。周女士持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計公會會員及加拿大公認會計師協會會員。彼為德祥企業集團有限公司之董事總經理及保華德祥建築集團有限公司(該等公司之股份均於聯交所上市)之執行董事。周女士亦為Burcon NutraScience Corporation(其股份於TSX Venture Exchange及法蘭克福證券交易所上市)之董事。

於最後實際可行日期，周女士於本公司股份中並無擁有證券及期貨條例第XV部所指之任何股份權益。周女士與本公司或其任何附屬公司並無訂立不可由本公司於期內終止而毋須作出賠償(法定賠償除外)之合約。周女士將須根據本公司之組織章程細則於本公司股東週年大會上輪流告退及重選。由周女士獲委任為本公司之執行董事起，彼並無就其執行本公司執行董事之職務而獲得任何酬金或董事袍金。

卜思問先生，現年51歲，自二零零零年二月起獲委任為本公司獨立非執行董事。卜先生於投資及金融界擁有逾20年經驗，非常熟悉有關中國之投資事宜，尤其對科技、房地產及直接投資等行業亦有深入了解。彼曾於所羅門兄弟、花旗銀行、美國亞洲銀行及Prudential Asia工作。卜先生亦為China Enterprises Limited(其股份於美國場外交易議價板買賣)之獨立非執行董事。

除上文所披露者外，卜先生於過去三年並無於任何上市公司擔任任何董事職務，彼亦未曾於本公司或其任何附屬公司出任任何其他職位，而除上文所披露者外，彼與本公司任何董事、高級管理層、主要股東或控股股東概無任何關係。

於最後實際可行日期，卜先生於本公司股份中並無擁有證券及期貨條例第XV部所指之任何權益。本公司與卜先生並無訂立服務合約。卜先生將就其執行本公司獨立非執行董事及審核委員會成員之職務而獲得每年董事袍金150,000.00港元(須不時由董事會檢討)。應付予卜先生之每年董事袍金由董事會參考其職務及職責而釐訂，並與應付予本公司其他獨立非執行董事之董事袍金貫徹一致。

李波先生，現年33歲，畢業於北京外國語大學，持有學士學位，於二零零五年一月七日獲委任為本公司執行董事。李先生具紡織公司財務管理經驗、上市公司管理經驗以及兼併及收購業務範疇之經驗。李先生曾於中國高科技公司任職，其間參與管理一間上市作為A股公司之附屬公司，並籌備該高科技公司在香港股市之上市工作。李先生曾於政府部門任職，具有處理外交事務之經驗。李先生曾從事研究轉型國家之資本市場和企業私有化過程。李先生亦曾在美國證券公司設於北京之代表辦事處工作，負責向擬於美國上市之中國客戶提供顧問諮詢服務。

李先生與本公司或其任何附屬公司並無訂立不可由本公司於期內終止而毋須作出賠償(法定賠償除外)之合約。李先生將須根據本公司之組織章程細則於本公司股東週年大會上輪流告退及重選。由李先生獲委任為本公司之執行董事起，彼並無就其執行本公司執行董事之職務而獲得任何酬金或董事袍金。

除上文所披露者外，李先生於過去三年並無於任何上市公司擔任任何董事職務，彼亦未曾於本公司或其附屬公司出任任何其他職位，而除上文所披露者外，彼與本公司任何董事、高級管理層、主要股東或控股股東概無任何關係。於最後實際可行日期，李先生於本公司股份中並無擁有證券及期貨條例第XV部所指之任何權益。

冼志輝先生，現年45歲，於二零零五年一月十九日獲委任為本公司之獨立非執行董事及審核委員會成員。冼先生現為一間於亞洲國家從事分銷數據儲存媒體及與電腦相關產品之新加坡公司之董事及股東。彼於香港理工學院(現稱為香港理工大學)獲取銀行系之文憑。彼於銀行業積逾10年經驗，並於資訊科技業擁有10年銷售及市場推廣經驗。

冼先生亦為永安旅遊(控股)有限公司及冠中地產有限公司之獨立非執行董事。上述公司均為公眾公司，其股份於聯交所上市。除上文所披露者外，冼先生於過去三年並無於任何上市公司擔任任何董事職務，彼未曾於本公司或其任何附屬公司出任任何職位，而除上文所披露者外，彼與本公司任何董事、高級管理層、主要股東或控股股東概無任何關係。

於最後實際可行日期，冼先生於本公司股份中並無擁有證券及期貨條例第XV部所指之任何權益。本公司與冼先生並無訂立服務合約，冼先生將就其執行本公司獨立非執行董事及審核委員會成員之職務而獲得每年董事袍金10,000.00新加坡元(須不時由董事會檢討)。應付予冼先生之每年董事袍金由董事會參考其職務及職責而釐訂，並與應付予本公司其他獨立非執行董事之董事袍金貫徹一致。

黃景霖先生，現年52歲，於二零零四年九月三十日獲委任為本公司之獨立非執行董事及審核委員會成員。黃先生現為一間香港著名汽車服務公司之行政總裁。黃先生為英國特許公認會計師公會及香港會計師公會之資深會員。彼於多間不同業務範疇之公司，積逾24年審計、企業及財務管理之豐富經驗，其中包括一間國際會計師行及一間本港上市公司。

黃先生亦為錦興集團有限公司(本公司主要股東)、同得仕(集團)有限公司及永安旅遊(控股)有限公司之獨立非執行董事，上述公司均為公眾公司，其股份於聯交所上市。除上文所披露者外，黃先生於過去三年並無於任何上市公司擔任任何董事職務，彼未曾於本公司或其任何附屬公司出任任何職位，而除上文所披露者外，彼與本公司任何董事、高級管理層、主要股東或控股股東概無任何關係。

於最後實際可行日期，黃先生於本公司股份中並無擁有證券及期貨條例第XV部所指之任何權益。本公司與黃先生並無訂立服務合約。由二零零四年九月三十日至二零零五年三月三十一日期間，黃先生就其執行本公司獨立非執行董事及審核委員會成員之職務而獲得董事袍金25,000港元(須不時由董事會檢討)。應付予黃先生之每年董事袍金由董事會參考其職務及職責而釐訂，並與應付予本公司其他獨立非執行董事之董事袍金貫徹一致。

本說明函件遵照上市規則規定而作出，內容關於股東週年大會上所提呈以供本公司股東考慮及酌情通過授出股份購回授權之決議案。上市規則規定，以聯交所作為第一上市地之公司擬進行之所有購回證券事宜，不論是透過授予本公司董事一般授權以作出有關購回或涉及特別交易之特別批准，均須事先以普通決議案批准。本說明函件亦構成公司條例第49 BA(3)條所規定之備忘錄。

股本

於最後實際可行日期，本公司已發行股本有881,595,087股每股面值0.10港元之股份，並無根據購股權計劃授權持有人認購股份之未行使購股權。

待有關授出建議購回股份授權之決議案獲通過，並在於股東週年大會舉行前再無發行或購回股份之基準下，本公司於截至本公司下屆股東週年大會結束時；或細則或任何適用法例規定本公司須舉行下屆股東週年大會當日；或股東於股東大會上以決議案撤銷或修訂購回授權當日(以較早時間為準)止之期間，將獲准購回最多達88,159,508股股份。

購回之原因

董事相信，董事獲股東授出一般權力讓本公司得以在聯交所購回股份，乃符合本公司及其股東之整體最佳利益。進行購回可提高每股資產淨值及／或每股盈利，惟須視乎當時市況及集資安排而定，而董事僅會在認為購回對本公司及股東有利時方會進行購回。

購回所用資金

購回股份時，本公司僅可動用根據大綱及細則以及公司條例可合法用於該用途之資金。公司條例規定，涉及購回股份之已付還資金金額，僅可以來自本公司之可供分派溢利及／或就購回發行新股份之所得款項支付，並須在公司條例許可之情況下進行。

倘於建議購回期間任何時候全面進行所建議之股份購回，則與本公司截至二零零四年十二月三十一日止年度經審核綜合賬目披露之財政狀況相比，本公司之營運資金或負債水平可能存在重大差異。然而，倘董事認為行使股份購回授權會對董事不時認為適合本公司之營運資金需求或負債水平有重大不利影響，則董事不擬行使股份回授權。

承諾

董事已向聯交所承諾將在適用範圍內按照上市規則及公司條例行使購回授權。

倘股份購回授權獲股東通過，各董事或(經董事作出一切合理查詢後所知)彼等之任何聯繫人士現時均無意根據股份購回授權向本公司出售任何股份。

於最後實際可行日期，倘購回股份授權獲股東通過，概無任何關連人士(定義見上市規則)曾知會本公司其現擬向本公司出售股份，或承諾不會向本公司出售股份。

收購守則之影響

倘根據股份購回授權行使購回股份之權力，導致股東在本公司所佔之投票權權益比例有所增加，該項增加將被視為一項收購，並可能導致須按照收購守則第26條提出強制性收購建議之責任。

於最後實際可行日期，保華及錦興分別實益持有258,819,795股股份及258,819,794股股份，各佔本公司現有已發行股本約29.36%，合共佔本公司現有已發行股本約58.72%。倘董事全面行使根據股份購回授權建議授出之購回股份權力，並假設本公司再無發行股份，保華及錦興各自於本公司之持股量將分別增至佔本公司已發行股本約32.62%，合共佔本公司已發行股本約64.24%。

上述增長將不會導致收購守則第26條及第32條項下提出強制性收購建議之責任。倘行使股份購回授權將導致須履行收購責任，則董事現時無意作出此舉。

假設於最後實際可行日期及購回日期之間並無發行其他股份，則全部或部份行使購回授權將不會導致公眾持股量低於按上市規則第8.08條規定佔其已發行股本之25%。董事不擬行使購回授權致使公眾持股量低於所指定之百分比。

本公司購回股份

本公司於最後實際可行日期前六個月內並無購回其任何股份(不論在聯交所或循其他途徑)。

股份價格

股份於最後實際可行日期前十二個月每月在聯交所錄得之最高及最低成交價如下：

	最高價	最低價
	港元	*港元*
二零零四年		
四月	0.57	0.47
五月	0.50	0.33
六月	0.45	0.37
七月	0.47	0.33
八月	0.37	0.29
九月	0.50	0.31
十月	0.66	0.47
十一月	0.76	0.52
十二月	0.57	0.45
二零零五年		
一月	0.73	0.46
二月	0.65	0.55
三月	0.57	0.54
四月 *(附註)*	1.02	0.54

附註：

截至最後實際可行日期

細則修訂建議之詳情載列如下：

1. 細則第99條

現有細則第99條將予修訂：

(i) 刪除現有細則第99條全文，載述如下：

「董事有權不時及於任何時候委任任何人士為董事，以填補空缺或作為董事會新成員。就此獲董事委任之任何董事之任期將僅至本公司下屆股東週年大會為止，隨後並符合資格可膺選連任。」；

(ii) 並以下文取代：

「在不影響本公司根據該等細則之條文於股東大會上委任任何人士為董事之權力下，董事有權不時及於任何時候委任任何人士為董事，以填補空缺或作為董事會新成員。就此獲委任之任何董事之任期將僅至本公司下次股東大會為止(就填補空缺而言)或至本公司下屆股東週年大會為止(就作為董事會新成員而言)，隨後並符合資格可膺選連任。」

2. 細則第116條

現有細則第116條將予修訂：

(i) 刪除現有細則第116條全文，載述如下：

「於各股東週年大會上，當時之三分一董事(或若其人數並非三或三之倍數，則以最接近三分一之人數為準)將會退任。每年須予退任董事為自上次獲選後任期最長之董事，但若多位董事乃於同一日成為董事，則以抽籤決定須予告退之董事名單(除非彼等之間另有協定)。退任董事將符合資格可膺選連任。」；

(ii) 並以下文取代：

「在不違反該等細則任何其他條文及遵照上市規則不時訂明有關董事輪流退任之形式下，在每屆股東週年大會上，當時之三分一董事(或若其人數並非三之倍數，則以最接近但不少於三分一之人數為準)將輪流退任，而各董事(包括有特定任期之董事)須最少每三年於股東週年大會上輪流退任一次，惟在釐定大會上輪流退任之董事時，根據細則第99條而獲委任之任何董事則不計算在內。退任董事將符合資格膺選連任。」

CHINA STRATEGIC HOLDINGS LIMITED
（中策集團有限公司）
(於香港註冊成立之有限公司)
(股份代號：235)

茲通告中策集團有限公司(「本公司」)謹訂於二零零五年六月二十九日上午十一時正假座香港九龍觀塘鴻圖道51號保華企業中心11樓舉行股東週年大會，藉以進行下列事項：

作為普通事項

1. 省覽截至二零零四年十二月三十一日止年度之董事會報告書、經審核財務報表及核數師報告書。

2. 重選退任董事及授權董事會釐定董事酬金。

3. 續聘核數師及授權董事釐定核數師酬金。

作為特別事項

4. 考慮並酌情通過下列決議案為本公司普通決議案(不論有否修訂)：

A. 「**動議**：

(a) 在(c)段之規限下，全面及無條件批准本公司董事於有關期間行使本公司一切權力，以配發、發行及處理本公司股本中之額外股份，及作出或授予或須行使此等權力之售股建議、協議及購股權；

(b) (a)段之批准授權本公司董事可在有關期間作出或授予或須於有關期間過後行使此等權力之售股建議、協議及購股權；

(c) 本公司董事依據(a)段之批准而配發或同意有條件或無條件配發(無論是否依據購股權或以其他方式配發者)之股本面值總額(但非根據：(i)配售新股；(ii)根據本公司發行之任何認股權證或可兌換為本公司股份

之任何證券之條款行使認購權或兌換權；(iii)為向本公司及／或其任何附屬公司之高級人員及／或僱員授出或發行股份或權利以收購本公司股份而於當時採納之任何購股權計劃或類似安排或(iv)按照本公司之公司組織章程細則本公司股份之任何以股代息)，不得超過於通過本決議案日期本公司已發行股本總面值之20%；及

(d) 就本決議案而言：

「**有關期間**」指由本決議案通過當日至下列最早時間止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之組織章程細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 於股東大會上本公司股東以普通決議案撤回或修改本決議案當日。

「**配售新股**」乃指本公司董事會於指定期間內向於一指定記錄日期名列股東名冊上之本公司股份或任何類別股份持有人，按照彼等當時所持股份或任何股份類別之比例配售股份之建議，惟本公司董事有權就零碎股權或香港以外任何認可管制機構或證券交易所之法例或規定所引致之任何限制或責任而必需或權宜取消彼等在此方面之權利或作出其他安排除外。」

B. 「**動議**：

(a) 在(c)段之規限下，全面及無條件批准本公司董事於有關期間行使本公司一切權力根據及按照一切適用法律或香港聯合交易所有限公司證券上市規則之規定於香港聯合交易所有限公司購回本公司股本中之已發行股份；

(b) 此外，(a)段所述之批准授權董事代表本公司於有關期間促使本公司按本公司董事決定之價格購回其股份；

(c) 於有關期間本公司根據(a)段之批准購回或同意有條件或無條件購回之股份面值總額，不得超過本決議案通過當日本公司已發行股本面值總額之10%，而根據(a)段之授權亦須受此數額限制；及

(d) 就本決議案而言：

「**有關期間**」指由本決議案通過當日至下列最早時間止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 依照本公司之組織章程細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿時；及

(iii) 於股東大會上本公司股東以普通決議案撤回或修改本決議案當日。」

C. 「**動議**待大會通告(此等決議案為其中一部份)所載第4A及4B項決議案通過後，將本公司根據及按照上述第4B項決議案購回本公司股本中之股份總面值，加入本公司董事根據及按照大會通告(本決議案為其中一部分)所載之第4A項決議案可能配發或同意有條件或無條件配發之本公司股份總面值。」

特別決議案

5. 考慮並酌情通過下列決議案為本公司特別決議案：

「**動議**修訂本公司之組織章程細則如下：

(a) 刪除細則第99條全文，並以下文取代：

「99 在不影響本公司根據該等細則之條文於股東大會上委任任何人士為董事之權力下，董事有權不時及於任何時候委任任何人士為董事，以填補空缺或作為董事會新成員。就此獲委任之任何董事之任期將僅至本

公司下次股東大會為止（就填補空缺而言）或至本公司下屆股東週年大會為止（就作為董事會新成員而言），隨後並符合資格可膺選連任。」；及

(b) 刪除細則第116條全文，並以下文取代：

「116 在不違反該等細則任何其他條文及遵照上市規則不時訂明有關董事輪流退任之形式下，在每屆股東週年大會上，當時之三分一董事（或若其人數並非三之倍數，則以最接近但不少於三分一之人數為準）將輪流退任，而各董事（包括有特定任期之董事）須最少每三年於股東週年大會上輪流退任一次，惟在釐定大會上輪流退任之董事時，根據細則第99條而獲委任之任何董事則不計算在內。退任董事將符合資格膺選連任。」；及

並**動議**授權任何本公司董事採取其全權及絕對酌情認為適當之進一步行動以就及代表本公司實行上述對本公司現有之組織章程細則之修訂。」

承董事會命
中策集團有限公司
公司秘書
陳欣欣

香港，二零零五年五月三日

附註：

(1) 凡有權出席大會及於會上投票之本公司股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

(2) 代表委任表格連同經簽署之授權書或其他授權文件（如有）或經公證人簽署之授權書或授權文件副本，最遲須於大會舉行時間48小時前送抵本公司之股份過戶登記處標準証券登記有限公司（地址為香港灣仔告士打道56號東亞銀行港灣中心地下），方為有效。

(3) 填妥及交回本代表委任表格後，股東仍可依願親身出席上述大會或其任何續會及於會上投票，其時代表委任表格將作撤銷論。

(4) 就本公司任何股份之聯名登記持有人而言，任何一名聯名持有人可親身或委派代表出席大會投票，猶如其為唯一有權投票者；惟倘多於一位聯名持有人出席上述大會，則就該等聯名持有之股份而言在本公司股東名冊內排名首位之持有人方獨有權親身或委派代表就有關股份投票，其他聯名持有人之投票則概不受理。

(5) 於本通告日期，董事會由以下成員組成：陳國強博士、Yap, Allan博士、周美華女士、陳玲女士及李波先生為執行董事，陳國鴻先生及呂兆泉先生分別為陳國強博士及Yap, Allan博士之替任董事，而卜思問先生、黃景霖先生及冼志輝先生則為獨立非執行董事。

File No. 82-3596

公司註冊處
Companies Registry

秘書及董事資料更改通知書
Notification of Change of Particulars of Secretary and Director

(公司條例第 158(4)條)
(Companies Ordinance s. 158(4))

表格 Form **D2B**

重要事項 Important Notes

- 填表前請參閱《填表須知》。
  請用黑色墨水列印。
- Please read the accompanying notes before completing this form.
  Please print in black ink.

公司編號 Company Number: 29649

1 公司名稱 Company Name

China Strategic Holdings Limited
中策集團有限公司

2 個人秘書／董事資料更改 Change of Particulars of Individual ~~Secretary~~／Director

(如涉及超過一名個人秘書／董事，請用續頁 A 填報 Use Continuation Sheet A if more than 1 individual secretary／director is involved)

A. 更改資料的個人秘書／董事
Identity of the Individual ~~Secretary~~／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 Capacity: ☐ 秘書 Secretary ☐ 董事 Director ☑ 候補董事 Alternate Director — 代替 Alternate to: Chan Kwok Keung, Charles

中文姓名 Name in Chinese	陳 國 鴻	
英文姓名 Name in English	Chan (姓氏 Surname)	Kwok Hung (名字 Other Names)
(註 Note 7) 身份證明 Identification	E850533(4) (香港身份證號碼 HK Identity Card Number)	– (海外護照號碼 Overseas Passport Number)

(註 Note 4) 提交人的資料 Presentor's Reference

姓名 Name: Treasure Way Services Limited

地址 Address: 8/F., Paul Y. Centre, 51 Hung To Road
Kwun Tong, Kowloon, Hong Kong

電話 Tel: 2372 0130 傳真 Fax: 2810 6982

電郵地址 E-mail Address:

檔號 Reference:

請勿填寫本欄 For Official Use

收件日期 RECEIVED
05-05-2005
CR 文件收發小組 Central Mail Unit

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

29649

2 個人秘書／董事資料更改 (續上頁)
Change of Particulars of Individual Secretary／Director (cont'd)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only — 生效日期 Effective Date

Item	Particulars		日 DD	月 MM	年 YYYY
(a) 中文姓名 Name in Chinese					
(b) 英文姓名 Name in English	姓氏 Surname:	名字 Other Names:			
(註 Note 9) (c) 別名 Alias					
(註 Note 10) (d) 住址 Residential Address	25/F., Block C, No. 1 Ho Man Tin Hill Road, Homantin, Kowloon	國家 Country: Hong Kong	03	05	2005
(註 Note 11) (e) 電郵地址 E-mail Address					
(f) 香港身份證號碼 Hong Kong Identity Card Number					
(g) 海外護照 Overseas Passport	簽發國家 Issuing Country:	號碼 Number:			

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)

表格 Form **D2B**

公司編號 Company Number

29649

3 法人團體秘書／董事資料更改 Change of Particulars of Corporate Secretary／Director

(如涉及超過一名法人團體秘書／董事，請用續頁 B 填報)
(Use Continuation Sheet B if more than 1 corporate secretary／director is involved)

A. 更改資料的法人團體秘書／董事
Identity of the Corporate Secretary／Director whose Particulars have Changed

請填報現時在公司註冊處登記的有關資料
Please state the relevant particulars currently registered with the Companies Registry

請在有關空格內加 ✓ 號 Please tick the relevant box(es)

(註 Note 6) 身份 **Capacity** ☐ 秘書 Secretary ☐ 董事 Director ☐ 候補董事 Alternate Director | 代替 Alternate to

(註 Note 12) 中文名稱 **Name in Chinese**

(註 Note 12) 英文名稱 **Name in English**

公司編號 **Company Number**
(只適用於在香港註冊的法人團體)
(Only applicable to body corporate registered in Hong Kong)

(註 Note 8) **B. 更改詳情 Details of Change(s)**

請只填報有更改的項目 Please complete item(s) with change(s) only 生效日期 **Effective Date**

(a) 中文及英文名稱 Name in Chinese and English

日 DD 月 MM 年 YYYY

(註 Note 13) **(d) 地址 Address**

國家 Country

日 DD 月 MM 年 YYYY

(註 Note 11) **(c) 電郵地址 E-mail Address**

日 DD 月 MM 年 YYYY

本通知書包括 ________ 張續頁 A 及 ________ 張續頁 B。

This Notification includes ________ Continuation Sheet(s) A and ________ Continuation Sheet(s) B.

簽署 Signed : Jenny

姓名 Name : **Chan Yan Yan, Jenny** 日期 Date : **3 May 2005**

~~董事 Director／~~秘書 Secretary * 日 DD / 月 MM / 年 YYYY

請刪去不適用者 Delete whichever does not apply

指明編號 1/2004 (2004 年 2 月)
Specification No. 1/2004 (Feb. 2004)